SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             AMENDMENT No. 1 to the
                                   FORM 10-SB

                 GENERAL FORM FOR THE REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                        HOMES FOR AMERICA HOLDINGS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


             Nevada                                88-0355448
  ------------------------------        ------------------------------------
  State or other jurisdiction of        (I.R.S. Employer Identification No.)
  incorporation or organization)



      One Odell Plaza, Yonkers, New York                      10701
      ----------------------------------------              ----------
      (Address of principal executive offices)              (Zip Code)


                                 (914) 964-3000
                           ---------------------------
                           (Issuer's Telephone Number)



          Securities to be registered under Section 12(b) of the Act:

                                                 Name of each exchange on
    Title of each class:                         which registered:
    None
    -----------------------                      -------------------------



          Securities registered pursuant to Section 12(g) of the Act:

                    Common Stock, .001 par value per share
                    --------------------------------------
                                (Title of class)

                        HOMES FOR AMERICA HOLDINGS, INC.
                      Registration Statement on Form 10-SB

                                TABLE OF CONTENTS

                                                                           Page

GLOSSARY OF TERMS...........................................................iii

PART I
     ITEM 1. BUSINESS.........................................................1
     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS.............................17
     ITEM 3. PROPERTIES, OFFICES AND FACILITIES..............................21
     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNER
             AND MANAGEMENT..................................................22
     ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
             CONTROL PERSONS.................................................24
     ITEM 6. EXECUTIVE COMPENSATION..........................................26
     ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................29
     ITEM 8. DESCRIPTION OF SECURITIES.......................................30

PART  II
     ITEM 1. MARKET PRICE OF, AND DIVIDENDS ON, THE REGISTRANT'S
             COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.....................31
     ITEM 2. LEGAL PROCEEDINGS...............................................31
     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...................31
     ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.........................32
     ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................33

PART F/S
     ITEM 1. AUDITED FINANCIAL STATEMENTS FOR THE COMPANY FOR
             THE YEARS ENDED DECEMBER 31, 1998 AND 1997......................34
     ITEM 2. UNAUDITED FINANCIAL STATEMENTS FOR THE COMPANY
             FOR THE PERIOD ENDED JUNE 30, 1999 AND 1998.....................56
     ITEM 3. FINANCIAL STATEMENTS FOR WILLOW POND APARTMENTS.................63
     ITEM 4. FINANCIAL STATEMENTS FOR PUTNAM SQUARE APARTMENTS...............77
     ITEM 5. INTRODUCTION TO PROFORMA STATEMENTS OF OPERATIONS...............91
     ITEM 6. PROFORMA STATEMENTS FOR THE COMPANY FOR THE PERIOD
             ENDING DECEMBER 31, 1998........................................92
     ITEM 7. PROFORMA STATEMENTS FOR THE COMPANY FOR THE PERIOD
             ENDING JUNE 30, 1999 ...........................................93


PART III
     ITEM 1. INDEX TO EXHIBITS...............................................94

SIGNATURE PAGE...............................................................96



                                    Page - ii

                               Glossary of Terms
                               -----------------

     Affordable Housing: any multi-family residential property in compliance with the Restrictions of local, state or federal governmental agencies which are designed to make the rental and occupancy affordable to Low Income Persons and, in some cases, Moderate Income Persons. Affordable Housing, in accordance with the Affordable Housing Act, must provide at least 20% of the apartments to individuals or families whose incomes do not exceed 60% of the median income in that particular census track.

     Applicable Federal Rate or AFR: either the short term, medium term, or long term interest rate for use in certain transactions as published monthly by the Internal Revenue Service.

     Area Median Income: the median income for any particular local area as published by HUD.

     Bonds or Municipal Bonds: obligations issued by state or local governmental agencies which are generally sold to the public to raise capital for governmental activities or governmentally approved projects. The income earned on such Bonds may either be exempt from federal income taxation or be includable in income for federal income tax purposes.

     Compliance Period: the fifteen (15) year period commencing with the first year in which a project actually uses Tax Credits.

     Conversion: the rehabilitation of an existing Market Rate multi-family residential Property, or the conversion to multi-family residential use through redesign, reconstruction, and rehabilitation of a property not previously utilized as a multi-family residential property.

     Eligible Basis: the total amount of development, rehabilitation, and construction costs which are allowed under the Internal Revenue Code in determining the total amount of Low Income Housing Tax Credits to which an Affordable Housing project will be entitled.

     Extended Use Period: the fifteen (15) year period commencing in the first year after the end of the Compliance Period.

     HUD: the United States Department of Housing and Urban Development.

     Inducement Resolution: the formal written action by the local or state governmental agency approving the Affordable Housing project for which Tax Exempt Bonds will be sought as part of the financing.

     Low Income Housing Tax Credit or Tax Credit: a credit against federal income tax provided by Section 42 of the Internal Revenue Code to qualified Affordable Housing.


                                    Page - iii

     Low Income Housing Tax Credit Restrictions: Restrictions imposed in connection with the allocation of Low Income Housing Tax Credits and contained in the agreement between the owner of an Affordable Housing project and the state agency which allocates the Tax Credits.

     Low Income Person: an individual whose annual income does not exceed 80% of the Area Median Income.

     Market Rate: a property which is not subject to Restrictions.

     Moderate Income Person: an individual whose annual income does not exceed 120% of the Area Median Income.

     Placed in Service: the date on which a multi-family residential property can be lawfully occupied by tenants, which is contemporaneous with the issuance of a certificate of occupancy by the building department of the local jurisdiction in which the project is located.

     Private Activity Bond: a Bond, the income from which is exempt from federal income taxation because it meets the definitions set forth in Section 142(d) of the Internal Revenue Code.

     Qualified Allocation Plan or QAP: the annual housing plan adopted by each state pursuant to Section 42 of the Internal Revenue Code, which details the housing needs of the state and the manner in which the state will utilize its portion of Low Income Housing Tax Credits.

     Restrictions: the laws, ordinances, or regulations adopted, enacted, or imposed by local, state or federal government agencies on, or restrictive covenants and agreements entered into between such agencies and the owners of, residential properties, which: (i) limits the amount of rent that may be charged for a particular dwelling unit in a multi-family residential property; (ii) restricts tenants to those whose annual income is less than a specified maximum, or (iii) otherwise limits the use and/or availability of the dwelling units in a residential project.

     Set Aside: in a Low Income Housing Tax Credit Affordable Housing project, the minimum number of units to be rented to tenants at the maximum allowable rent which, at the owner's election, will be either: (i) 20% of the units rented at a maximum rent of 50% of the Area Median Income; or (ii) 40% of the units rented at a maximum of 60% of the Area Median Income.

     Tax Exempt Bond: a Bond, including a Private Activity Bond, the income from which is exempt from federal income taxation because the requirements of the Internal Revenue Code are met.


                                    Page - iv

     Tax Credit Period: the ten (10) year period commencing in the first year in which a project actually uses Tax Credits.

     Volume Cap: as it relates to Low Income Housing Tax Credits under Internal Revenue Code Section 42(h)(3)(C), $1.25 per person resident in the state in which the Low Income Housing Tax Credits are sought. As it relates to Private Activity Bonds under Internal Revenue Code Section 142, for each state, the greater of $150 million or $50 per person in such state.


                                    Page - v

                                     PART I

                                ITEM 1. BUSINESS
                                ----------------

Introduction
------------

          Homes for America Holdings, Inc. was organized on January 9, 1996 as a real estate operating company to acquire, develop, own, rehabilitate and manage residential properties throughout the United States. Our objective is to identify and purchase undervalued residential properties which we renovate, operate and manage. We rely upon the expertise and experience of our executive officers as well as unaffiliated real estate brokers, attorneys, bankers and property owners to assist us in identifying suitable multi-family residential properties throughout the United States. These properties are purchased either through a variety of government-sponsored financing arrangements exclusively available for properties qualifying as Affordable Housing, or with traditional financing arrangements available for Market Rate properties. In addition to the net rental income derived from our portfolio of multi-family residential properties, we earn a portion of revenues and profits from transactional fees associated with the acquisition, financing, development and construction of Affordable Housing.

         Our operations commenced in April, 1996. To date, we have purchased five multi-family residential properties located in Dallas, Texas; Bridgeport, Connecticut; Elkhart, Indiana and North Miami, Florida. In 1998, we purchased 17 acres of undeveloped land upon which we will develop 210 Market Rate units. We have also contracted for the purchase of a second multi-family residential property in Florida, expected to close in the third quarter of 1999.

Background
----------

         One of our primary objectives is to develop multi-family residential properties which will qualify as Affordable Housing. Such properties enable us to apply for Tax Exempt Bond allocations, Low Income Housing Tax Credit allocations, or both, which then can be used to provide capital and/or financing for the purchase and rehabilitation of the property. In return for such financing arrangements, we must limit tenants in the Affordable Housing projects to those whose income are within the Restrictions. We anticipate that eventually sixty percent of our portfolio will be Affordable Housing properties and the remainder will be Market Rate properties which we have purchased and then either rehabilitated or converted into residential units.

         Market Rate multi-family residential properties will generally be acquired using traditional methods of real estate financing. Residential properties  which may be  reconverted  are  often:  (i)  Market  Rate  multi-use properties that are purchased at a discount and then constructed or substantially rehabilitated; (ii) non-residential properties that can be converted to residential use, such as warehouses, industrial buildings, fire houses and vacant office buildings that have unique architectural qualities; and
(iii) existing residential properties where rehabilitation is extensive enough to substantially alter the quality and character of the property. Such conversions are currently popular in redeveloping urban areas and we expect them to be a source of significant revenue in the future. Our Dallas/Briar Meadows property is an example of a such a conversion.


                                    Page - 1

         Affordable Housing properties for potential acquisition are identified by maintaining regular contact with real estate brokers throughout the United States. We inform the brokers that we are interested in acquiring property in certain locations within a designated state for which Tax Exempt Bond and Tax Credit financing is available. Investment decisions are made by our executive officers with the consent of the Board of Directors. In addition, we will often utilize the knowledge and experience of outside consultants that we retain.

Affordable Housing
------------------

         Affordable Housing properties are multi-family residential properties in excess of four units for which government sponsored financing programs are available. These properties are subject to Restrictions which govern, among other things, the income of the tenants to which the units are rented.

         Initially, we identify an area where Affordable Housing financing is available. After we have located and entered into a contract to purchase a property qualifying as Affordable Housing, we prepare and submit an application for a Tax Exempt Bond allocation to the appropriate governmental agency. Once the application for Tax Exempt Bonds is approved, we then prepare and submit an application for an allocation of Low Income Housing Tax Credits. In connection with these applications, we must, among other things, conduct a market study of the property, provide an architectural analysis, obtain a property appraisal and prepare an environmental study and analysis of the property. We also provide a proposed cost of the entire project which includes fees and reimbursements that we receive out of the funding of the project. We engage outside consultants and professionals operating near the location of the subject property to assist in obtaining the required information and in preparing these applications.

         Each Affordable Housing property in which we have an interest is owned by a separate limited partnership or limited liability company. After the Low Income Housing Tax Credit allocation and if applicable, a Tax Exempt Bond allocation, is received, the limited partnership acquires title to the Affordable Housing property. We then offer and sell a limited partnership interest to an investor. The investor usually acquires a "nominal" 99.9% interest in the partnership for a purchase price of $.50 to $.80 per $1.00 of Low Income Housing Tax Credits. (See "Low Income Housing Tax Credits -Value of the Credits", and "Current Operations"). The agreement with the investor, however, typically allows us to retain between 70% and 90% of the operating cash flow from the property as well as 70% and 90% of the residual value of the real estate. In addition, Tax Exempt Bonds are sold to various independent bond houses. The investor who purchases the limited partnership interest from the limited partnership is usually a limited partnership formed by an experienced Low Income Housing Tax Credit syndicator. We are not involved in these syndication efforts. The general partner for each limited partnership is a newly formed, wholly-owned subsidiary of Homes for America Holdings, Inc.


                                    Page - 2

         The issuer of the Tax Exempt Bonds, which is usually a local government authority, issues and sells the Bonds to finance the project through investment bankers such as CharterMac, The Sturges Company and Greenwich Partners. All Tax Exempt Bond placements are accomplished by the issuer to a single institutional purchaser. For example, the bonds for Prairie Village were purchased by The Sturges Company and the bonds for Lake's Edge were purchased by Charter Mac.

         The proceeds from the sale of the Tax Exempt Bonds are loaned to Homes for America and are used to provide funding for the acquisition of the property, including either the construction loan, the permanent loan, or both. After acquiring the property and finalizing the sale of the limited partnership interests to the investor, we are entitled to receive various transaction fees and expense reimbursements at the closing which is paid out of the funding for the project. Transaction fees may include acquisition fees, developer fees, rehabilitation fees, asset management fees, administrative fees, general partner fees, and other fees associated with the acquisition, financing, development, rehabilitation, construction, and operation of an Affordable Housing project. The realization of these fees is dependent upon the number, type and terms of the purchase and financing transactions that occur during the course of the year. Following the closing, we rehabilitate the property and lease the units.

         In addition to the fees received at closing, we receive income from the acquired property through management fees and participation in operating profits. We also provide services to the properties including, but not limited to, marketing, ownership property reviews, social service programs for parents, and outreach programs for children. These may include computer learning workshops, tutoring, and organized sports activities. Property services may be included as a requirement to ensure municipal state or federal financing approval. As each municipality, county or state applies a scale in determining whether an applicant qualifies for Tax Exempt Bond financing and/or Tax Credits, adding services to the property for the benefit of the tenants may significantly improve an applicant's ability to obtain financing and/or credits. We believe that the quality of tenancy increases with the amount of services offered, and that providing these services reduces apartment turnover, helps maintain quality of life, and thereby controls costs.

         We believe a considerable need for quality Affordable Housing exists in the United States. Historically, demand has exceeded supply. We also believe that there is a strong market for the conversion of undervalued market-rate residential properties, where new construction or substantial rehabilitation is required, and in the conversion of non-residential property to unique residential and loft-type living. Moreover, our founders are experienced in these types of conversions. We believe, but cannot assure, that we will achieve significant revenues from this area in the future.

         As we have been in operation only since 1996, there can be no assurance we will continue to be a commercially viable or profitable business. We have a limited operating history to use to predict whether we will be successful in the future.


                                    Page - 3

Current Operations
------------------

         We manage, or oversee the management and operation, of each property that we acquire. Accordingly, we have established our own on-site management in areas where we have a substantial investment, such as Texas, Florida and the Northeast. In other areas, we may utilize outside management firms to assist in the operation of the properties.

         Whether we are the on-site property manager or the off-site asset manager, we maintain responsibility for the operation of each property. Every property that we directly manage has one of our senior managers responsible for the property's day to day operations. Every site that we operate through an outside management firm has one of our officers directly responsible for the property. In addition, we engage outside auditors to provide compliance audit services to verify key financial information and tenant certification issues. Further, each property is visited periodically by our officers.

         We currently own properties in Texas, Connecticut, Indiana and Florida with contracts pending for additional properties. The following is a description of the properties under management as well as properties subject to purchase agreements.

                             Willow Pond Apartments

         Willow Pond Apartments, formerly known as Glen Hills Apartments, located in Dallas, Texas, is a 386-unit Affordable Housing complex.

         The Willow Pond complex was purchased for approximately $8,400,000, and is owned by a limited partnership, of which we are the general partner with a
 .01% interest in the partnership, approximately a 90% interest in cash flow and an 80% interest in the residual value of the partnership.

         Through the limited partnership formed to own Willow Pond, we sold a limited partnership interest to an investor for $2,500,000 in exchange for a nominal 99.99% interest in the limited partnership. Notwithstanding the limited partner's 99.99% nominal interest in the limited partnership, the general partner and the limited partner have varying interests in the items of tax profit, tax losses, distributions of cash available from operations, and distributions of cash available from refinancing of the limited partnership's debt or upon sale of its asset. Since the limited partner's primary financial motivation for purchasing an interest in the limited partnership was the benefits it would derive from the Low Income Housing Tax Credits and other tax losses, the limited partner has retained 99.99% of those items. Because this allocation of Low Income Housing Tax Credits and losses met the limited partner's yield requirements, we were able to obtain an aggregate interest of approximately 90% in the cash available from operations, and an aggregate interest of approximately 80% in the cash available from sale of the partnership's asset or refinancing of its debt. The limited partner has a right to the difference. The balance of the funding was obtained through mortgages on the property.


                                    Page - 4

         After we acquired the property, we renovated it and it is now 98% occupied. In addition to the renovation, we established a computer learning facility which provides tenants and their children with professional instruction in, among other things, the use of the Internet and spreadsheet skills. Adults are offered the opportunity to learn word processing and spreadsheet skills or to otherwise improve existing skills to aid them in the work place.

         Glen Hills Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on February 26, 1997 in the state of Texas was formed to serve as the general partner of Dallas/Glen Hills, LP, the owner and operator of this property. Dallas/Glen Hills, LP was organized on March 27, 1997 in the state of Texas for the purpose of owning and operating this property. Glen Hills Homes for America, the general partner, owns .01% of Dallas/Glen Hills LP (a.k.a. Willow Pond). 90% of the cash flow from this property, as well as 90% of the residual property value if sold, resides with the general partner. Because Homes for America Holdings, Inc. exerts full control over the limited partnership, it is treated as a wholly-owned subsidiary.

                            Putnam Square Apartments

         Putnam Square Apartments is an Affordable Housing complex composed of 18 units located in Bridgeport, Connecticut. In November 1997, in return for an indemnification against operating losses of up to $65,000 and an agreement to operate and rehabilitate the facility, we succeeded to the interests of the general partner of the partnership that originally owned the property. We have substantially renovated the property and approximately 90% of the units are currently rented.

         As additional consideration for assuming the position of general partner, the Company received a developer's note in the amount of $200,000, and 50% of a $400,000 first mortgage, or $200,000. Under the terms of the partnership agreement, the developer's note has first priority on the property's cash flow. In total, the Company received notes in the amount of $400,000 for assuming the general partner position.

         The partnership has one investor limited partner who made capital contributions of $692,065 in exchange for a 99% interest in the partnership. Under the terms of the agreement, the limited partner is allocated 99% of partnership income or loss, and 99% of the tax credits earned annually. Cash flow is distributed 75% to the general partner as payment of the development note, and thereafter as payment of the partnership administration fee; and 25% to the limited partner.

         Putnam Homes for American, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on October 14, 1997 in the state of Connecticut for the purpose of serving as the general partner of TVMJG1996-Putnam Square, LP, the owner and operator of Putnam Square. TVMJG1996-Putnam Square, LP was organized on April 26, 1997 in the state of Connecticut for the purpose of owning and operating Putnam Square. Putnam Homes for America, the general partner, owns 1.0% of TVMJG1996-Putnam Square, LP (a.k.a. Putnam Square). Homes for America Holdings, Inc. earned a developer's fee of $200,000, payable by a note senior to a first mortgage of $400,000, plus an additional $200,000 representing one-half of the first mortgage note, and retains 75% of cash flow from the property, as well as 75% of the residual value is sold. Because Homes for America Holdings, Inc. exerts full control over the limited partnership, it is treated as a wholly owned subsidiary.


                                    Page - 5

                           Prairie Village Apartments

         Prairie Village Apartments, a 120-unit Affordable Housing project located in Elkhart, Indiana, was purchased on December 16, 1998 for approximately $804,000.The project costs totaled approximately $3,950,000, which included the establishment of a $2,200,000 restricted cash fund for current renovations from which we will draw during the construction period, and the establishment of reserves in the amount of approximately $425,000 for future renovations, repairs and maintenance. This transaction included the attainment of a $2.4 million private activity cap for Tax Exempt Bonds, $600,000 of taxable bonds and the sale of $1,000,000 of tax credits. This transaction provided us with reimbursement of our pre-acquisition expenses of $250,000 and developer fees of approximately $400,000. The transaction was financed with non-recourse bonds bearing interest at 5.9% fixed for 30 years.

         Prairie Village Apartments is owned by a limited partnership in which our wholly-owned subsidiary is the general partner. Through this limited partnership, we sold a limited partnership interest to an investor for $1,060,510 in exchange for a nominal 99.90% interest in the limited partnership. Notwithstanding the limited partner's 99.90% nominal interest in the limited partnership, the general partner and the limited partner have varying interests in the items of tax profit, tax losses, distributions of cash available from operations, and distributions of cash available from refinancing of the partnership's debt or upon sale of its asset. Since the limited partner's primary financial motivation for purchasing an interest in the partnership was the benefits it would derive from the Low Income Housing Tax Credits and other tax losses, the limited partner has retained 99.90 % of those items. Because this allocation of Low Income Housing Tax Credits and losses met the limited partner's yield requirements, we were able to obtain an aggregate interest of approximately 80% in the cash available from operations, and an aggregate interest of approximately 70% to 90% in the cash available from a future sale of the limited partnership's asset or refinancing of its debt. The limited partner has a right to the difference. The balance of the funding was obtained through Tax Exempt and taxable bonds on the property.

         Rehabilitation will consist of new facades and exteriors, new kitchens, windows, insulation, air conditioning, carpeting, landscaping and noise attenuation. This work will take approximately one year, and is currently approximately 30% complete. During this period, existing tenants will be moved from non-renovated units into fully renovated units at no additional cost. Further, we will create a computer learning facility on the premises available to all rent paying residents and their families. Classes in computer skills such as word processing, spreadsheets and compiling databases will be offered free of charge.

         Prairie Village Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on July 17, 1997 in the state of Indiana for the purpose of serving as the general partner of Middlebury/Elkhart LP, which owns and operates Prairie Village. Middlebury/Elkhart, LP was organized on July 16, 1997 in the state of Indiana for the purpose of owning and operating Prairie Village. Prairie Village Homes for America, the general partner, owns 0.1% of Middlebury/Elkhart LP (a.k.a. Prairie Village). 90% of the cash flow from this property, as well as 90% of the residual property value if sold, resides with the general partner. Because Homes for America Holdings, Inc. exerts full control over the limited partnership, it is treated as a wholly-owned subsidiary.


                                    Page - 6

                            Briar Meadows Apartments

         We purchased the Briar Meadows Apartments, a 118-unit residential complex located in Dallas, Texas for $1,050,000 on December 18, 1998. The project has been financed with a first mortgage in the amount of $840,000 and a second mortgage of $500,000. A rehabilitation escrow in the amount of $250,000 has been established from the proceeds of the mortgages. We have begun substantially rehabilitating the units. at an anticipated cost of $400,000. This is a Market Rate transaction and we will not utilize any government guarantee programs.

This property is 100% owned by a wholly-owned subsidiary of Homes for America, Briar Meadows Homes for America, Inc. This subsidiary was incorporated on November 20, 1998 in the state of Texas for the purpose of owning and operating this property. Current occupancy is 98%.

          Homes For America Holdings, Inc. refinanced the Briar Meadows property in Dallas, Texas. This property carried an $825,000 first mortgage from Beal Bank of Texas, and a $500,000 second mortgage from USA Capital of Nevada.

          Upon receipt of a $1.5-million loan from Key Bank, both of the aforementioned mortgage holders were repaid, leaving Key Bank with a first position on the property. Subsequently, the Company received a $400,000 second mortgage from Frost Bank. The proceeds of this loan were used substantially as deposit money on pending transactions.

          The Company has now borrowed $1.6-million from USA Capital, of which $400,000 was used to pay the Frost Bank second mortgage, and the balance will be used to complete the Country Lake acquisition in West Palm Beach, Florida.

          In consideration for this loan, the Company granted USA Capital a second position on the Briar Meadows property, and pledged the stock of several wholly-owned subsidiaries.

                            Arlington - Royal Crest

         On December 18, 1998, we purchased 17 acres of undeveloped land located in Arlington, Texas for $1,200,000. The purchase was financed with a first mortgage on the property in the amount of $1,200,000. We recognized transaction fees of approximately $287,000 on this purchase.

         We have received approval from HUD to file for a "fast-track" commitment for insurance on a construction loan and permanent mortgage in the amount of approximately $12,200,000. Closing on the loan and the commencement of construction is expected to occur in October, 1999. Occupancy is anticipated to begin in June, 2000.

         We own 100% of the Arlington property and do not expect to sell any partnership interests in it. Arlington Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on December 9, 1998 in the state of Texas for the purpose of developing the Arlington property.


                                    Page - 7

                             Lake's Edge Apartments

         On June 30, 1999, the Company acquired Lake's Edge Apartments, a 400 unit apartment complex located in North Miami, Fla., for $14,025,000. We will commence approximately $1,400,000 of improvements to this property in the Fall of 1999. Including project costs at closing, the total project cost is approximately $16,500,000. Acquisition, including project costs and planned improvements, has been completely financed with a combination of Tax Exempt and taxable Bonds. Approximately $400,000 in transaction fees were realized on this purchase, and gain on sale of Bonds totaled approximately $825,000, for a total revenue gain of $1,200,000. Current occupancy is 94%.

         We own 100% of the property and do not plan to sell any partnership interests in it. Lake's Edge Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on March 25, 1999 in the state of Florida for the purpose of owning and operating this property. We do not plan to sell any partnership interests in this property.

Homes for America is also the sole owner of LEHH, Inc., which was formed for the sole purpose of purchasing outstanding bonds and subsequently reselling the bonds to an institutional investor in connection with the Lake's Edge transaction. LEHH was incorporated on March 25, 1999 in the state of Florida.


Proposed Properties
-------------------

                            Country Lake Apartments

         We are presently under contract to purchase Country Lake Apartments, a 192 unit property located in West Palm Beach, Florida, for $10,055,000.
Including the payment of pre-acquisition costs at closing and planned improvements in the approximate amount of $450,000, the total project cost will be approximately $11,600,000. Tax Exempt and taxable bonds in the amount of $8,750,000 will be used to finance the property. We will invest approximately $2,850,000 in the property; however, we have not determined a source of these funds at the present time.

                                 Villa Americana

          Homes For America Holdings, Inc. signed a Purchase and Sale Agreement on September 23, 1999 to acquire this 258-unit affordable housing complex in Houston, Texas for $8,615,000. This transaction will be financed with either a HUD or conventional market-rate mortgage in the full amount of the purchase price (terms and conditions pending), and closing is expected by first-quarter 2000.

                           Louisville, KY (Haversford)

          Homes For America Holdings, Inc. signed an Assignment and Assumption Agreement on October 30, 1999 for this pre-existing transaction. HUD financing approval is already in place, terms and conditions to be determined upon HUD review and appraisal of property and project. The Company is awaiting completion of architectural plans and construction bids to proceed. The project will include construction of 160 new market-rate units at an estimated cost of $10-million.


                                    Page - 8

New Business Ventures
---------------------

         Homes for America Real Estate Services, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on July 6, 1999 in the state of Texas. This company was organized to serve as a management company for properties owned by third parties and is seeking such contracts.

         MasterBuilt America, Inc. was formed as a joint venture on July 1, 1999 in the state of Virginia between Homes for America and MasterBuilt Companies, Inc., a commercial building company located in Virginia. MasterBuilt America may be engaged by Homes for America to construct and/or rehabilitate some of the apartments owned and operated by Homes for America and its affiliates.


Financing
---------

                          Affordable Housing Financing

         We purchase Affordable Housing properties through the use of relatively small amounts of our own capital, the sale of Tax Credit benefits to Tax Credit investors, conventional debt, government agency loans, and, in some cases, the use of low-interest Tax Exempt and taxable Bonds. In addition, we often purchase Affordable Housing properties with relatively small amounts of capital through the use of low interest rate, non-recourse bonds, thereby preserving capital for other transactions. Aside from the equity that we provide, the balance of the equity for the purchase of an Affordable Housing property is obtained through the sale of a limited partnership interest to an investor/limited partner ("Limited Partner") formed specifically to own the Affordable Housing property for cash. The Limited Partner's interest entitles it to share in the tax credit and cash benefits associated with the property. From the transaction, we may receive: (i) reimbursement of expenses; (ii) BSPRA or developer's fee (up to 15%); (iii) acquisition fees (up to 5% of the acquisition); (iv) rehabilitation fees (up to 10% of any rehabilitation or construction);(v) management fees (up to 6% of total income); (vi) retention of approximately70% to 90% of all operational cash flow; and (vii) 80-90% of the cash available for distribution upon sale or refinancing.


                                    Page - 9

         An Affordable Housing project's financing may consist of some or all of the following: (i) equity, the majority of which is provided mainly through the sale of Low Income Housing Tax Credits to a single outside investor and the minority of which is provided by us as the developer, (ii) conventional debt, which will consist of conventional loans provided by financial institutions such as banks and insurance companies, (iii) government agency loans provided by local government agencies at lower than market interest rate and repayable solely out of a portion the project's available cash flow, if any, in lieu of a fixed monthly payment, (iv) government agency grants awarded to the project which do not need to be repaid, and (v) debt generated by the sale of Bonds (see "Tax Exempt Bonds"). In general, the equity portion of an Affordable Housing project's financing will be between one-third and one-half of the Affordable Housing project's total financing with the balance consisting of one or more of the types of debt described above. The amount of conventional debt available as financing to an Affordable Housing project depends entirely upon the net operating income available to make payments of principal and interest. Net operating income is the amount of money available after the payment of operating expenses. Conventional lenders require a ratio of net operating income to principal and interest payments from as low as 1.10:1 to as high as 1.35:1. Thus, the lower rents required by Restrictions reduce the availability of conventional debt for Affordable Housing projects and increase the need for the government financing described above.

         In general, the Limited Partner investors in limited partnerships owning Affordable Housing projects are primarily seeking the benefits generated by the Low Income Housing Tax Credits and the other tax losses, and give less consideration to cash distributions as a means of obtaining a desired yield from an investment. Therefore, the limited partnerships typically grant the general partner up to 90% of the cash flow from operations and up to 90% of residual interest in the properties.

         Although approximately one-half of our business relies on HUD or other government financing, once a transaction is closed, it is not subject to re-negotiation or termination. Therefore, after closing, the government agency may neither elect to renegotiate our agreed upon profits nor terminate our contracts or subcontracts.


                                   Page - 10

                             Conversions Financing

         Market Rate purchases of undervalued residential or non-residential property that we substantially rehabilitate or convert may be financed by a capital investment of up to 10-20% of the project's costs, with the balance furnished by debt financing. The Company believes that such level of financing is generally available and was used for the purchase of Briar Meadows Apartments. These properties are generally well situated and/or architecturally unique, and can frequently be purchased at low prices due to the need for significant rehabilitation. Unit costs will vary region by region. Replacement costs are determined by regional industry standards and are supported by appraisals and feasibility studies. Although costs vary by region, we believe that this method of acquisition, rehabilitation and financing is much more cost effective than the approximate cost from 25,000 to $60,000 to construct comparable new units. HUD is the ultimate determinant of replacement costs and HUD loans are based upon the lowest of four test criteria: (1) Letter of credit service by income; (2) market value based on the HUD appraisal; (3)a statutory allowance; or (4) replacement cost.

                         Low Income Housing Tax Credits

         A significant portion of the our housing portfolio is financed through the use of Low Income Housing Tax Credits (the "Tax Credits").

         Tax Credits were created by the Tax Reform Act of 1986, which established a single program of Tax Credits benefitting the owners of rental housing developments specifically targeted to a defined group of lower income households. Tax Credits can be utilized by the owner of the development and constitute a dollar for dollar reduction of the owner's federal tax liability. In the case of pass-through tax entities such as limited partnerships and limited liability companies, each owner of the entity (i.e., the partners in the case of a limited partnership or the members in the case of a limited liability company) is allocated a proportionate share of the Tax Credits which may be used as a direct reduction of an individual's or corporation's federal income tax liability.


                                    Page - 11

                        State Allocation of Tax Credits

         State housing agencies are responsible for the allocation of Low Income Housing Tax Credits and for monitoring program compliance. Pursuant to the Volume Cap applicable to Low Income Housing Tax Credits, each state annually may allocate Low Income Housing Tax Credits to Affordable Housing projects up to an amount equal to $1.25 per state resident. Without reducing the amount of Low Income Housing Tax Credits that a state has available annually to allocate under the Low Income Housing Tax Credit Volume Cap, a state may also allocate Tax Credits to Affordable Housing projects financed with Bonds that are subject to the separate Volume Cap applicable to Bonds. In other words, Low Income Housing Tax Credits allocated to Affordable Housing Projects financed with Bonds do not reduce the amount of Low Income Housing Tax Credits available to Affordable Housing projects that are not financed with Bonds.

                           Qualifying for Tax Credits

         Tax Credits are obtained through an application to the responsible state agency, and are allocated to developments which meet certain threshold requirements set forth in the Internal Revenue Code and the particular State Agency's Qualified Allocation Plan ("QAP"). Bond allocation applicants, because they are not part of this Volume Cap, do not compete for the Tax Credits. Once a Bond allocation development has received its allocation of bonding authority, it will receive a Tax Credit allocation if that applicant meets the minimum threshold standards for a Tax Credit allocation.

         Volume Cap Tax Credits and Bond allocation Tax Credits are allocated to developments involving either new construction or rehabilitation of existing housing developments. In addition, Volume Cap Tax Credits and Bond allocation Tax Credits may also be awarded for the acquisition of an existing development if that development qualifies for the rehabilitation Tax Credits.

         The amount of Tax Credits allocated for a new development will be the equivalent of 70% of the present value of the eligible basis, which includes costs of construction and other permissible fees and expenses, as provided by
Section 42(b)(2)(B) of the Internal Revenue Code. Ten percent of the Tax Credits may be applied against tax liabilities each year for ten years. The amount of Tax Credits allocated for a rehabilitation development will be the equivalent of 70% of the present value (determined over a ten-year period) of the cost of the rehabilitation. The amount of Tax Credits allocated for qualified acquisitions will be the equivalent of 30% of the acquisition cost. If any portion of the permanent financing for the development is provided at below market interest rates by or through the federal government, with certain exceptions, the amount of the Tax Credit allocated will be the equivalent of 30% of the present value (determined over a ten-year period) of the cost of new construction or rehabilitation.


                                    Page - 12

         The amount of Tax Credits allocated in Bond allocation developments is the equivalent of 30% of the present value (determined over a ten-year period) of the cost of new construction or rehabilitation, as the case may be, and 30% of the cost of acquisition if the development also receives rehabilitation credits.

         The amount of Tax Credits allocated to a development is also a function of eligible costs of construction or rehabilitation ("Eligible Basis"), the number of housing units in the development which are deemed to be qualified low income units, and the applicable federal rate ("AFR"), which is the factor used to arrive at the present value of the Tax Credits over ten years. The number of qualified low income units is determined by the number of rental units in the development which are rented to qualified low income tenants at appropriate low income rents. A development must elect a low income set aside test ("Set Aside") which is (i) 40% of the units rented to tenants whose income is 60% of the area median income, or (ii) 20% of the units rented to tenants whose income is 50% of the area median income. Area median income is determined for all localities in the United States by HUD. The Set Aside is a threshold for Tax Credit Allocation qualification, but due to the intense competition for Tax Credits, state agencies have successfully required developments to set aside more units at significantly lower rent. For a housing unit to be considered a low income unit, it must be rented at no more than 30% of the tenant's income, with the rental amount adjusted for family size.

                      Utilization and Loss of Tax Credits

         Tax Credits are taken over a period beginning in the year in which the development is first occupied by tenants ("Placed in Service") and ending ten years later ("Tax Credit Period"). Developments must remain in compliance with their initial low rent levels and initial low income occupancy levels for a minimum of 15 years ("Compliance Period"), but in order to qualify for Tax Credits in the first instance, developments must agree to remain in compliance with rent levels and low income occupancy levels for an additional 15 years beyond the Compliance Period agreement (the "Extended Use Agreement"). The additional time period contemplated thereby is referred to as the Extended Use Period.

         The Extended Use Agreement extends the Compliance Period for an additional 15 years, making the Affordable Housing Project subject to the Low Income Housing Tax Credit Restrictions for a total of 30 years (the initial 15 years of the Compliance Period plus the 15 years of the Extended Use Period). The Extended Use Agreement does not alter the owner's ability to operate the property, since the owner must contemplate the 30 year period of restrictions when the investment is initially acquired. Only if, under circumstances contemplated by Section 42(h)(6)(E) of the Internal Revenue Code, the 30 year period is reduced to 15 years, will the operation of the property be affected. If the 30 year period is reduced so that there are no Low Income Housing Tax Credit Restrictions applicable to the project, and if no other Restrictions exist which limit the rents and the tenant's income, the project can then be operated as a Market Rate residential project, with the likelihood that it could generate higher operating income.


                                    Page - 13

         Developments are subject to tax credit recapture during the Compliance Period if: (i) they fall below the required number of low income units; (ii) the rental amounts exceed the required rates; (iii) units are rented to tenants whose incomes exceed the maximum allowed; or (iv) they are transferred to third parties. In years 1-11 of the Compliance Period the amount of the recapture is equal to one-third of all prior Tax Credits claimed by the taxpayer. In years 12-15 of the Compliance Period the amount of the recapture is one-fifteenth of all prior Tax Credits claimed by the taxpayer.

                     Disposition of Tax Credit Developments

         Generally, Tax Credit developments can be disposed of at any time. When and how the disposition occurs controls whether there will be Tax Credit recapture, and whether the development will remain subject to the Extended Use Agreement.

                         Value of the Credits; Sale to
                   Investors and Relationship with Investors

         Tax Credits result in a dollar for dollar reduction of a taxpayer's federal tax liability. They represent the equivalent of cash in the amount of the tax savings. The market for Tax Credits enables owners of Affordable Housing projects which have received an allocation of Low Income Housing Tax Credits to sell the credits as interests in limited partnerships for cash. There is no secondary market, or after-market, for the limited partnership interests. Tax Credit purchasers and investors in this market are long term. The value of the Tax Credits and other benefits are allocated between the partners based upon an agreed upon percentage for each of the items of benefit such as Tax Credits and cash flow. The range of Tax Credit prices we receive is between fifty cents and eighty cents per Low Income Housing Tax Credit dollar.

         Every Tax Credit purchaser has different investment criteria, required rates of return, and exit strategies. Generally, we can expect to receive a portion of the proceeds from the purchaser during construction or rehabilitation of the development, a portion when the development is substantially complete and the remainder when the development has achieved predetermined stabilized rent and occupancy levels. The partnership agreement between us and the Tax Credit purchaser will contain many provisions which govern the operation of the development, including: (i) regular periodic reporting; (ii) providing the Tax Credit purchaser with certain remedies if the development falls out of Tax Credit compliance; and (iii) providing the Tax Credit purchaser with an exit strategy after 15 years.

         We do not sell Tax Credits to individual purchasers. The Tax Credits are purchased by institutions such as The Related Capital Company, Inc., The Sturges Company and Greenwich Partners. These institutions are specialists in the purchase of Tax Credits.


                                    Page - 14

                                Tax-Exempt Bonds

         Of the three types of Tax Exempt Bonds available for Affordable Housing, we generally employ Private Activity Bonds issued under Section 142(d) of the Internal Revenue Code. Private Activity Bonds are subject to a Volume Cap for each state equal to the greater of $150 million or $50 per person, whichever is higher. These Volume Cap Private Activity Bonds are the Bonds that qualify for Bond allocation Tax Credits. (See "Low Income Housing Tax Credits"). Tax Exempt Bonds provide a low interest rate source of debt financing for housing developments.

         Once a local or state agency has passed a resolution (the "Inducement Resolution"), the owner of the development can apply to the appropriate agency for a Bond allocation. At the same time, the owner of the development may apply for a credit enhancement from HUD that guarantees repayment of the bonds to the bondholders. The HUD credit enhancement guarantees repayment of bonds, thereby enabling the issuer of the Bonds to charge a lower rate of interest on the loan. Once the credit enhancement is obtained, the issuer can sell its bonds and lend the money to the development. The revenues of the development are used to make the monthly payments of principal and interest on the mortgage which are used to repay the principal and interest on the Bonds.

         Utilization of Tax Exempt Bonds adds time to the development process because of the regulatory approvals necessary and requires compliance with Internal Revenue Service regulations in order to maintain the Bonds' Tax Exempt status. In all other respects, the employment of Tax Exempt Bonds to provide debt financing differs little from the use of conventional mortgage financing.

Government Regulations
----------------------

         In addition to the government financing requirements referred to above, we are subject to environmental and other governmental regulations. Compliance with laws and regulations governing our business can be complicated, expensive, and time-consuming and may require significant managerial and legal supervision. Failure to comply with such laws and regulations could have a materially adverse effect on our business. Further, any changes in any of these laws and regulations could materially and adversely affect our business. There is no assurance that we will be able to secure on a timely basis, or at all, necessary regulatory approvals in the future. These regulations and related considerations include, but are not limited to, federal government Tax Exempt Bond laws and regulations, allocations of specific amounts of Bonds to the various states, state regulations, state political decisions as to how to use the allocations, obtaining Bond Inducement Resolutions from state and municipal agencies and the continued availability of HUD insurance where necessary. In addition, we are often dependent on Bond ratings offered to finance real estate purchases.


                                    Page - 15

         Environmental compliance issues do not have a material effect on the management and earnings of our properties. However, we cannot obtain financing or close a transaction without certifying that there are no environmental hazards present on the property.

         The primary costs relating to the environmental compliance are pre-acquisition inspections. These costs typically range from $5,000 to $20,000 per project. In the event that there is an environmental problem, mortgage financing would be obstructed and we would be unable to acquire the property

         The compliance and costs associated with the Americans with Disability Act ("ADA") are always included in the cost of renovating a residential property. In many cases, if little or no renovation is required, the new owner is not required to meet current ADA requirements. This is referred to as being "grandfathered" under a previous set of rules or housing codes.

            As a general rule, Homes for America will not consider a property for purchase if local zoning regulations do not conform with the Company's intended use of the property. Inasmuch as the majority of transactions involve pre-existing multi-family structures in appropriately zoned areas, such regulations and the potential for neighborhood opposition are nonexistent. In the rare circumstance where this is not the case, the Company would stipulate at contract that closing be contingent upon obtaining necessary variances, easements or changes in regulations. Feasibility of compliance would be determined in the due diligence phase of the transaction, as would the potential for and severity of neighborhood opposition. If either issue were determined to have an ultimately adverse effect upon performance of the property, the pending transaction would be terminated.

Competition
-----------

         All of our currently owned properties, or properties under agreement to be purchased, are located in developed areas. There are numerous other multifamily properties and real estate companies, many of which have greater financial and other resources than us within the market area of each of these properties, and which will compete with us for tenants and development and acquisition opportunities. The number of competitive multifamily properties and real estate companies in such areas could have a material effect on: (i) our ability to rent the apartments; (ii) the rents charged; and (iii) development and acquisition opportunities. The activities of these competitors could cause us to pay a higher price for a new property than we otherwise would have paid, or may prevent us from purchasing a desired property at all, which could have a material adverse effect on our business. In addition, there is intense competition for Tax Credit and Tax Exempt Bond allocations, and many of these competitors have greater financial resources and longer operating histories than do we. Accordingly, there can be no assurance that we will be able to successfully compete in the future.

Employees
---------

         We employ approximately 25 full-time employees including executive officers. No employees are covered by a collective bargaining agreement. We believe that our relations with our employees are satisfactory.


                                    Page - 16

                  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                ------------------------------------------------

Overview
--------

         Homes for America Holdings, Inc. is a real estate investment, development and operations company owning and operating a portfolio of apartment complexes located throughout the United States. Homes was originally incorporated on January 9, 1996 as GELT Enterprises, Inc and on February 26, 1996 the name of the corporation was changed to Homes For America Holdings, Inc. In addition to net rental income derived from the operation of these properties, we earn a significant portion of our revenues and profits from transactional fees associated with the acquisition and financing of our properties.

Presently, the Company's portfolio consists primarily of affordable housing, acquisitions generally financed through Affordable Low Income Housing Tax Credit (ALIHTC) partnerships and the use of tax exempt bond financing. Investors in these partnerships gain various tax benefits, including tax credits, as provided for in the Internal Revenue Service Code. In turn, the Company acts as general partner in the various partnerships, receiving most or all of the operating cash flow and residual value. In addition, the Company provides certain guarantees to the lenders, all of which are typical of those generally provided by general partners. The Company has completed acquisition, and is beginning development of its first market-rate property. Expectations are to complete a sufficient number of these acquisitions during 1999 and 2000 to attain a portfolio diversity approximating 60% affordable housing and 40% market-rate properties. Plans are for the Company to continue to own and operate its apartment complexes. Accordingly, no cash flow from dispositions nor gains or losses from the sale of operating assets is anticipated.

The Company's revenue stream is generated primarily in two ways: from rental and related income, and from transaction fees earned in accordance with certain property purchase and finance agreements. Rental income and related revenues (vending, parking, late fees, etc.) result from the ongoing operation of the Company's rental properties. Cash receipts from these sources occur on a relatively even basis throughout the year, though fluctuations resulting from seasonal changes in occupancy levels can occur. Transactional fees are separate from the reimbursement of costs. Both fees and costs are part of the property basis.

The Company's strategic plan encompasses the acquisition of up to $50 million of additional properties in 1999. The Company presently has agreements, or is in contract, to purchase over $35 million worth of property located in the Southeast and Northeast. These transactions will build equity through the sale of tax credits and other benefits, as well as through a variety of transaction fees earned during the course of the purchases. The Company will continue to utilize tax exempt bonds and regulatory financing to finance the purchases, where appropriate.

The Company was formed in 1996, and had no revenues that year. Accordingly, a net loss of $324,800 was posted for 1996. Expenses were limited to administrative costs related to formation and start-up. In 1997, the Company acquired a 386-unit affordable housing property, Willow Pond, in Dallas, Texas. Tax benefits associated with the property were sold for $2.5-million. In November, 1997, the Putnam Square apartment complex in Bridgeport, Connecticut was acquired, though operations there did not actually begin until January, 1998. In December, 1998, the Company acquired three additional properties; the 118-unit Briar Meadows apartments in Dallas, Texas, a 120-unit affordable housing property in Elkhart, Indiana for which the sale of tax credits earned the Company $1,060,506, and the 17.7 acre Arlington site, where approval to go to firm commitment with HUD has been received for construction of 210 market-rate townhouse units. In June, 1999, the Company acquired the 400-unit Lake's Edge apartments in North Miami, Florida. In addition to $73,631.00 in development fees, the sale of tax-exempt bonds in conjunction with this transaction earned the Company $825,000.


                                    Page - 17

The following discussion should be read in conjunction with the consolidated financial appearing elsewhere in this form. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may constitute forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this form, that could cause actual results to differ from those projected.


                Results of Operations For the Twelve Months Ended
                 December 31, 1998 Compared to December 31, 1997
                 -----------------------------------------------

Revenues
--------

Revenues reported in 1997 for the two properties owned and operated in that year did not reflect a full year's activity because of the dates of acquisition. Dallas/Willow Pond was owned by the Company for nine months in 1997. During that period it generated rental and related incomes of $1,526,634. Putnam Square shows no business activity in 1997 other than acquisition of the property.

Revenues reported in 1998 are for combined activities of five properties. Two of these, Dallas/Willow Pond and Putnam Square, reflect a full 12 months of activity. The remaining three, Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas were acquired in the month of December. Revenues from these three properties are primarily transactional.

Transactional fees earned by the Company may include acquisition fees, rehabilitation fees, general partner fees, and other fees associated with the financing and purchase of a property. The transactional fee is determined by a buy-sell agreement on the partnership agreement governing a particular transaction. It is the result of arms-length negotiation between the parties and varies from transaction to transaction. In 1997, these fees were $1,082,079, and in 1998 totaled $1,722,211, as per the breakdowns indicated below:


                                              1998                1997
                                         --------------     ---------------
General Partner Fees - Putnam                  $138,500            $400,000
Acquisition Fees - Willow Pond                                      362,000
Development Note - Willow Pond                                      270,079
Developer Fee - Reliance Capital -                                   50,000
         Willow Pond
Development Fee - Arlington                     287,498
BSPRA - Prairie Village                         235,707
Tax Credit Sale - Prairie Village             1,060,506
                                         --------------     ---------------
                                             $1,722,211          $1,082,079


Expenses
--------

Reported expenses for 1997 include nine months of operating costs for the Dallas/Willow Pond property, as well as corporate administrative expenses. Reported expenses for 1998 include a full twelve months of operating costs for both Dallas/Willow Pond and Bridgeport/Putnam Square properties, as well as corporate administrative expenses. Inasmuch as the Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas properties were all acquired in the final month of 1998, any expenses incurred in the operation of these sites is minimal, reflecting less than one month's activity. The Company remains committed to reducing expenses through effective management practices at its present sites, and to extending those practices to future acquisitions.


                                    Page - 18

Administrative expenses include corporate overhead of the parent company as well as administrative expenses at each property. Expenses at the corporate level include items such as executive and corporate administrative salaries, taxes and benefits, travel expenses, professional fees, telephone and other office expenses, including rent, and other administrative costs. Administrative expenses at the property level include salaries for property management, various office and overhead expenditures such as advertising, professional fees, tenant screening and other expenses. Administrative expenses increased by over $800,000, or over 200%, from the year ended December 31, 1997 to the year ended December 31, 1998. The following items contributed to the increase. In 1998, the company wrote off approximately $85,000 of previously capitalized pre-acquisition costs related to projects that were judged by management to be no longer viable. Amortization of previously non-amortized organization costs related to Willow Pond in the amount of $179,000 were incurred, and legal and professional expenses in the approximate amount of $160,000 were incurred in 1998, as opposed to approximately $42,000 in 1997. In addition, corporate staff was increased to accommodate the company's growth, and the acquisition of three additional properties each contributed additional administrative expenses.

Reported expenses in the classifications of maintenance and operating costs, utilities, and taxes and insurance all represent property level expenses only, and do not include any corporate items. For the year ended December 31, 1997, property operations reflected only the Dallas/Willow Pond site, which was only owned for nine months that year. The increases in these items reflect the ownership of Willow Pond for twelve months in 1998 versus nine months in 1997, the addition of the Putnam Square property for twelve months of 1998, and the addition of two additional operating properties at the end of 1998. In general, price increases have not been a material factor in property expenses.

Interest expense for the year ended December 31, 1997 of $371,883 consisted solely of the interest on the Willow Pond mortgage for a period of only nine months. Interest for the year ended December 31, 1998 included $427,915 for Willow Pond for twelve months; $43,837 for the mortgage on the Putnam Square property; and $103,450 incurred at the corporate level.

Depreciation of $273,754 in 1997 reflects the expense on the Dallas/Willow Pond property for the nine months the Company owned it. Depreciation of $415,665 in 1998 reflects a full year's expenses on both Dallas/Willow Pond and Bridgeport/Putnam Square. Realty is depreciated by the straight-line method over lives ranging from 25 to 27.5 years.


                 Results of Operations For the Six Months Ended
                    June 30, 1999 Compared to June 30, 1998
                    ---------------------------------------

Revenues
--------

Revenues for the six months ended June 30, 1999 are fully reported in the attached Consolidated Statement of Operations, and reflect rental and other operating income from the following properties:

            Dallas/Willow Pond
            Bridgeport/Putnam Square
            Dallas/Briar Meadows
            Elkhart/Prairie Village

Also reflected in revenues for this period is $898,631 in real estate development fees and proceeds from the sale of tax-exempt bonds associated with the acquisition of the Lake's Edge property in North Miami, Florida. No rental income from this property is reflected, as transfer of ownership to Homes For America occurred on the closing day of the accounting period. There was no rental activity in Arlington during this period.


                                    Page - 19

Expenses
--------

Expenses for the six months ended June 30, 1999, are fully reported in the attached Consolidated Statement of Operations, and include the costs of operating Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows and Elkhart/Prairie Village properties, as well as corporate administrative expenses. The increase in administrative expenses for the six months ended June 30, 1999 over the six months ended June 30, 1998 arise from the additional corporate personnel in place in 1999, and from the administrative expenses incurred at three properties owned in 1999 that were not owned in the first six months of 1998. The composition of administrative expenses remains the same as previously described.

Year to year changes in expenses in the classifications of maintenance and operating, utilities, taxes and insurance and depreciation and amortization all result primarily from acquisitions of properties made at the end of 1998, whose expenses are included in 1999 results and that were not owned by the company during the first three months of 1998. As indicated previously, price increases are not a material factor in year to year variances.

Interest expense for the first six months of 1998 consisted of the interest incurred only on the Willow Pond and Putnam Square mortgages. Interest expense for the first six months of 1999 include interest related to the mortgages on all five of the company's properties, and interest incurred on debt at the corporate level.

Depreciation, similarly, reflects four operating properties in the first six months of 1999, as opposed to depreciation on only two properties for the first six months of 1998.


Liquidity and Capital Resources
-------------------------------

Unrestricted cash on hand was $766,293 at December 31, 1998 and $422,166 at June 30, 1999. The decrease of $344,127 is directly attributable to the Company's efforts to acquire two major properties in West Palm Beach and North Miami, Florida, and reflects expenses related to due diligence and pre-acquisition costs as discussed in ensuing paragraph(s). As noted in the OVERVIEW, the North Miami acquisition was completed on June 30, 1999.

The properties are generating positive cash flow to the Company. Accordingly, the Company does not anticipate any difficulties in continuing to meet its operating cash requirements. The Company believes it will be able to meet all of its debt obligations from property cash flow.

Short-term liquidity fluctuates with the Company's acquisition cycles. Typically, as the Company proceeds to acquire new properties, significant expenses related to due diligence and pre-acquisition costs are incurred. These costs may require the use of material amounts of the Company's working capital up to and through the close of the purchase. Subsequently, the Company receives fees and reimbursements earned at closing, and working capital is replenished.


                                   Page - 20

Long-term liquidity needs include sufficient working capital to develop and support the infrastructure necessary to continue the Company's growth. Also, as the Company undertakes the execution of multiple simultaneous transactions, need for additional working capital will increase. The Company will attempt to meet these needs through some form of equity investment. Future growth depends upon the Company's ability to secure adequate capital to consummate acquisitions. While there can be no guarantee that these capital needs will be met, it is reasonable to believe that bond financing, sale of tax credits and traditional sources of equity and debt financing will adequately meet requirements.

In anticipation of these needs, Homes For America Holdings, Inc. is currently conducting a Private Placement of up to 150 Units of its securities, each unit consisting of 4,000 shares of Series A 8% Cumulative Convertible Redeemable Preferred Stock (the "Preferred Stock"). Each Unit is being offered at a price of $100,000, to accredited investors only. This offering is for a minimum of seven Units ($700,000), with a 150 Unit ($15,000,000) maximum.

Under the terms of this PPM, Homes For America Holdings, Inc. will issue up to 600,000 shares of Preferred Stock. Unless redeemed by the Company under terms more fully described in the PPM, each share of Preferred Stock shall be convertible into such number of shares of Common Stock as shall equal $25.00 divided by a Conversion Rate (the "Rate") equal to the lower of: 1) $3.75 [$15.00 after the completion of a proposed 1:4 reverse split of common stock] or, 2) 80% of the average of the last reported sale prices of the Common Stock for ten trading days immediately preceding the date of Conversion. The minimum conversion price is $2.50 ($10.00 after the completion of a proposed 1:4 reverse split of common stock). Cumulative quarterly dividends of $.50 (8% per annum) per share of Preferred Stock will accrue from the date of original issue, and be payable in cash, when and as declared by the Board of Directors. The Preferred Stock is redeemable by the Company on not less than 30 nor more than 60 days written notice to the registered holders, at any time, at a redemption price of $25.00 per share, plus accumulated dividends, subject to additional terms as outlined in the PPM.

To date, the Company has received $825,000 as a bridge loan in exchange for Convertible Promissory Notes (the "Notes") [EXHIBIT 10:19] which will automatically convert to shares of Preferred Stock on December 1, 1999 in accordance with the terms of the Notes. The Company has elected to substantially reserve these funds for acquisition purposes. Of the aforementioned $825,000, $250,000 has been applied to the pending purchase of the Country Lake apartments in West Palm Beach, Florida, and $40,000 has been applied to development of the Company-owned Arlington, Texas property.

Future growth depends upon the Company's ability to secure adequate capital to consummate acquisitions. While there can be no guarantee that these capital needs will be met, it is reasonable to believe that bond financing, sale of tax credits, stock issues and traditional sources of equity and debt financing will adequately meet requirements.


                   ITEM 3. PROPERTIES, OFFICES AND FACILITIES
                   ------------------------------------------

         In New York, we entered into a 3-year lease with Mack-Cali Realty, 100 Clearbrook Road, Elmsford, New York, 10523, commencing in April, 1999 for 2200 square feet of executive office space located at One Odell Plaza in Yonkers, New York, 10701. The rent for these premises is $3,009 per month.

         At 1725 DeSales Street, N.W., Suite 300, in Washington, DC, 20036, we rent 800 square feet where property operations and acquisitions offices are located. This lease provides for a monthly base rent of $1500, and may be terminated at our option. This Washington, DC office affords convenient access to legislators and attorneys drafting the legislative programs under which we obtain financing for Affordable Housing, and provides a central location along the Eastern Seaboard, where we plan to expand.

         We also maintain an office at 6003 Abrams Road, Dallas, Texas, 75231, located on property which we own and manage.


                                    Page - 21

                         ITEM 4. SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
                    ----------------------------------------

         The following table sets forth certain information regarding beneficial ownership of our Common Stock as of June 30, 1999 by: (i) each person who we know to own beneficially more than 5% of our outstanding Common Stock; (ii) each of our directors and officers; and (iii) all of our directors and officers as a group. As of June 30, 1999, there were 8,374,000 shares of Common Stock issued and outstanding.


OWNER                             SHARES OWNED                PERCENTAGE
----------------------------    ---------------             --------------

Robert MacFarlane                    1,818,930                    21.7%
c/o Daniel Hayes, Esq.
83 Boutwell Trust  (1)
8779 Mathis
Manassas, VA 20110

Robert M. Kohn (2)                   1,612,000                    19.3%
International  Business
and Realty Consultants,  LLC
1725 DeSales Street, NW
Washington, DC 20036

Richard Weiss (3)                            0                        0
One Odell Plaza
Yonkers, NY 10701

Joel Hefron                            200,000                     2.4%
c/o Risk Management Corp.
P.O. Box 3685
Beverly Hills, CA 90212

International  Business (4)          1,612,000                    19.3%
and Realty Consultants,  LLC
1725 DeSales Street, NW
Washington, DC 20036

Daniel Hayes, Esq.                           0                        0
8779 Mathis Avenu e
Manassas, VA 20110

David Harwell                                0                        0
One Odell Plaza
Yonkers, NY 10701

Robert Pozner                          650,000                     7.8%
454 Stevens Avenue
Ridgewood, NJ 07450

Officers and Directors Group         4,280,930                    51.1%
Total (6 persons)



                                    Page - 22

Notes

(1) 83 Boutwell Trust is an irrevocable trust in which Robert MacFarlane, the Chief Executive Officer of Homes for America Holdings, Inc., retains voting control.

(2) Includes 1, 612,500 shares held by International Business and Realty Consultants, LLC (IBRC). Mr. Kohn disclaims beneficial interest in the sharesheld by IBRC, of which he is an officer and which is solely owned by Mr. Kohn's spouse, Ms. Christiane Kohn. Robert Kohn is the President of IBRC, and IBRC, in turn, performs services for Homes For America Holdings.

(3) Excludes options to purchase 100,000 shares of Common Stock vesting quarterly over the first year of employment.

(4) IBRC is solely owned by Ms. Christiane Kohn, the wife of Mr. Robert Kohn, a Director and the Chief Acquisition Officer of the Company. IBRC performs services for the Company and owns all of the indicated shares.


                                    Page - 23

                          ITEM 5. DIRECTORS, EXECUTIVE
                    OFFICERS, PROMOTERS AND CONTROL PERSONS
                    ---------------------------------------

Our executive officers and directors are as follows:


NAME                     AGE         OFFICE
--------------------------------------------------------------------------------
Robert A. MacFarlane      55       President, Chief Executive Officer &
                                   Chairman of the Board

Richard J. Weiss          48       Chief Financial Officer

Robert M. Kohn            48       Director & Chief Acquisition Officer

David Harwell             53       Director, Secretary & Operations Manager

Joel Heffron              54       Director

Daniel Hayes              41       Director


         All directors hold office until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected annually by, and serve at the discretion of, the Board of Directors. There are no familial relationships between or among any of our officers or directors.

         Robert A. MacFarlane has served as the Company's Chief Executive Officer and Chairman of the Board since 1996. From 1989 to 1991, Mr. MacFarlane was an independent tax-exempt bond and tax credit consultant. From 1992 to 1996, he was Senior Property Acquisitions Officer of the Boutwell Company, a company representing a Rockefeller Family Trust, and receiving all of its funds from that Trust. In this capacity, Mr. MacFarlane was responsible for the acquisition of residential and commercial properties. Mr. MacFarlane was directly responsible for the closing of more than one half-billion dollars worth of real estate transactions in Texas alone, two of which were turnaround, value-added acquisitions totaling $300 million.

         Richard J. Weiss has been the Company's Chief Financial Officer since August, 1998. From 1994 to 1998, Mr. Weiss was a senior manager with Stuart Fleischer Associates, Certified Public Accountants. From 1993 to 1994, he served as Corporate Controller of Mountain Hospitality Corporation. During that time, he also founded and served as President of Playgrounds, USA of America, Inc. From 1982 to 1994, Mr. Weiss served as Chief Financial Officer of the Rayel Hotels Group, and from 1986 to 1992, he was an accountant with the firm of Siskin, Shapiro & Company. Mr. Weiss holds a B.A. in psychology from American International College, and a B.S. in accounting from the University of Massachusetts, Amherst, where he graduated magna cum laude. He is a certified public accountant.


                                    Page - 24

         Robert M. Kohn has been a director of the Company since 1998. From 1979 to 1996, he was the President of Alfred Kohn Realty Corporation and Schuyler Realty. He has orchestrated the financing and acquisition of thousands of multi-family housing units, converted rental properties and warehouses into residential lofts, and managed more than 22,000 apartments in the New York metropolitan area. Mr. Kohn graduated cum laude from Ohio University with a B.S. in economics.

         Daniel Hayes, Esq., has had an individual law practice since 1990. From 1987 to 1990, he was General Counsel to the Rojac Group, Inc., a real estate development company. He is admitted to the bars of Virginia, the District of Columbia, and Illinois, and holds a J.D. from Cornell Law School.

         David Harwell has been Corporate Secretary, director and Operations Manager since 1996. Previously, he was corporate controller for ABC Air Freight, Inc., for more than six years. Prior to 1990, he was an accountant in independent practice. Mr.
Harwell holds a B.B.A. in finance from Baruch College.

         Joel Heffron, Esq., has been President of Risk Management Corporation, a company assisting businesses in conversion and disposal of assets, since 1994. From 1987 to 1994, he was President of Westminster Equities, and from 1983 to 1987, he was President of Whitney Stores, Inc. From 1966 to 1983, Mr. Heffron was a partner in the law firm of Sohn, Gross, Findlay & Heffron in New York. He holds a Bachelor of Laws degree from New York University.

Committees of the Board of Directors
------------------------------------

         The Board of Directors has two committees, Audit and Compensation.

         Members of the Audit Committee are Daniel Hayes and Joel Heffron. The Audit Committee acts to: i) acquire a complete understanding of our audit functions; ii) review with management our finances, financial condition and interim financial statements; iii) review with our independent auditors the year-end financial statements; and iv) review implementation, with the independent auditors and management, any action recommended by the independent auditors.

         Members of the Compensation Committee are Daniel Hayes and Joel Heffron. Compensation Committee functions include administration of our 1998 Employee Stock Option Plan and Non-Executive Director Stock Option Plan, as well as negotiation and review of all our employment agreements with our executive officers.

Meetings of the Board of Directors
----------------------------------

         During the fiscal year ended December 31, 1998, our Board of Directors met on three occasions and voted by unanimous written consent on three occasions. No member of the Board of Directors attended less than 75% of the aggregate number of: i) the total number of meetings of the Board of Directors or; ii) the total number of meetings held by all committees of the Board of Directors.


                                    Page - 25

                         ITEM 6. EXECUTIVE COMPENSATION
                         ------------------------------

         The following Table provides certain information concerning all Plan and Non-Plan (as defined in Item 402 (a)(ii) of Regulation S-B) compensation that we awarded, granted, or paid during the Year ended December 31, 1998 to each of our named executive officers.


                           SUMMARY COMPENSATION TABLE
                              Annual Compensation
               Long Term Compensation Awards For Fiscal Year 1998

------------------------- ----------- ------------- ------------ ------------
                                                                   No. of
                                                                   Securities
                            Salary/    Other Annual  Restricted    Underlying
Name/Principal              Bonus      Compensation  Stock Awards  Options
------------------------- ------------ ------------- ------------ ------------

Robert A. MacFarlane            0       $156,000(1)       0            0
Chairman, President &
Chief Executive Officer

Richard J. Weiss           $24,200(2)        0            0            0
Chief Financial Officer

Robert M. Kohn                  0       $277,500(3)       0            0
Chief Acquisition Officer
& Director



(1) Compensation received for providing consulting services to us. During fiscal 1998, Mr. MacFarlane received consultant fees of $156,000.

(2) Richard J. Weiss commenced employment with us in August 1998. Compensation reflects salary earned for the period August, 1998 through December, 1998.

(3)  Compensation  received  includes  commissions and fees earned for providing
     consulting   services  to  us.  During  fiscal  1998,   Mr.  Kohn  received
     commissions of $145,000 and consulting fees of $132,500.


                                    Page - 26

Stock Option Grants
-------------------

         No stock options were granted during the year ended December 31, 1998.


Employment Agreements
---------------------

         The Company has employment contracts with certain of its employees. Following is a brief description of each of these contracts.

                              Robert A. MacFarlane

         In August, 1998, we entered into a five-year employment agreement with Mr. MacFarlane providing for a base salary at the rate of $186,000 per year for a period covering August, 1998 through December, 1998. Thereafter, Mr. MacFarlane's base salary will be determined annually by the our Board of Director's, with a minimum annual increase in base salary of 5%. The contract provides for the reimbursement of all reasonable expenses incurred by Mr. MacFarlane on our behalf. The contract is subject to termination provisions, and includes a two year non-competition provision.

         Mr. MacFarlane (or an affiliated entity) is entitled to receive separate compensation in the form of consulting and/or broker fees for sales of Tax Credits in the execution of our transactions. We have also agreed to pay F.C. Partners, of which Mr. MacFarlane is a partner, a one-time payment of $64,400 for reimbursement of expenses incurred in the investigation of a project which we subsequently chose not to pursue.


Compensation of Directors
-------------------------

         Directors were not compensated for their services as such during the last fiscal year. The Directors receive options to purchase 15,000 shares of our stock for each year of service under the Non-Executive Director Stock Option Plan, and are reimbursed for expenses incurred in order to attend meetings of the Board of Directors.


Stock Option Plans
------------------

         In September, 1998, we adopted the 1998 Employee Stock Option Plan (the "Plan"), which provided for the grant of options to purchase up to 750,000 shares of the our Common Stock. Under the terms of the 1998 Plan, options granted thereunder may be designated as options which qualify for incentive stock option ("ISO") treatment under Section 422A of the Code, or as options which do not qualify ("Non ISO").


                                    Page - 27

         The 1998 Plan is administered by the Compensation Committee designated by the Board of Directors. The Compensation Committee has the discretion to determine eligible employees to whom, and the times and the price at which, options will be granted. Whether such options shall be ISOs or Non ISOs, the periods during which each option shall be exercisable, and the number of shares subject to each option shall be determined by the Committee. The Board or Committee shall have full authority to interpret the 1998 Plan, and to establish and amend rules and regulations pertaining thereto.

         Under the 1998 Plan, the exercise price of an option designated ISO shall not be less than the fair market value of the Common Stock on the date the option is granted. However, in the event an option designated ISO is granted to a ten-percent stockholder (as defined in the 1998 Plan), such exercise price shall be at least 110% of such fair market value. Exercise prices of Non ISO options may be less than such fair market value. The aggregate value of shares subject to options designated ISO and granted to a participant, that become exercisable in any calendar year shall not exceed $100,000. "Fair market value" will be the closing Nasdaq bid price or, if our Common Stock is not quoted by Nasdaq, will be as reported by the National Quotation Bureau, Inc., or a market maker of the our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith.

         The Compensation Committee may, at its sole discretion, grant bonuses or authorize loans to or guarantee loans obtained by an optionee, to enable such optionee to pay any taxes that may arise in connection with the exercise or cancellation of an option.

         Unless sooner terminated, the 1998 Plan will expire in 2008.

         In September, 1998, the Board of Directors adopted the Non-Executive Director Stock Plan (the "Director Plan"). The Director Plan provides for issuance of a maximum of 400,000 shares of Common Stock upon the exercise of stock options granted under the Director Plan. Options are granted until April, 2008, to: i) non-executive directors as defined and; ii) members of any advisory board we establish who are not full-time employees of us or any of our subsidiaries. The Director Plan provides that each non-executive director will automatically be granted an option to purchase 15,000 shares of our Common Stock upon joining the Board of Directors, and on each September 1st thereafter, provided such person has served as a Director for the 12 months immediately prior to such September 1st. Similarly, each eligible director of an advisory board will receive an option to purchase 10,000 shares of our Common Stock upon joining the advisory board, and on each September 1st thereafter, provided such person has served as a director of the advisory board for the preceding 12 month period.


                                    Page - 28

         The exercise price for options granted under the Director Plan shall be 100% of the fair market value of the Common Stock on the date of grant. The "fair market value" will be the closing Nasdaq bid price or, if the our Common Stock is not quoted by Nasdaq, the price as reported by the National Quotation Bureau, Inc., or a market maker of our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith. Unless and until otherwise provided in the Stock Option Plan, the exercise price of options granted under the Director Plan must be paid at the time of exercise, either in cash or by delivery of shares of our Common Stock, or by equivalent combination of both. The term of each option commences on the date it is granted, and unless terminated sooner as provided in the Director Plan, expires five years from the date of grant. The Director Plan is administered by a committee of the Board of Directors composed of not fewer than three persons who are our officers (the "Committee"). The Committee has no discretion to determine which non-executive director or advisory board member will receive options, or the number of shares subject to the option, the term, or exercisability of the option. However, the Committee will make all determinations of the interpretation of the Director Plan. Options granted under the Director Plan are not qualified for incentive stock option treatment.


             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
             ------------------------------------------------------

         In  December,  1996,  we  entered  into  a  settlement  agreement  (the
"Settlement Agreement") with Canton Financial Services, a former financial consultant (the "Former Consultant") to us and Homes For America, L.C., a Virginia Corporation which is an affiliate of ours and is principally owned by our President, Chief Executive Officer and Chairman of the Board, Mr. Robert A. MacFarlane. Among other things, the Settlement Agreement provided for the termination of a consulting agreement, and any other relationship, between the us and the Former Consultant. Pursuant to the Settlement Agreement, we agreed to pay the Former Consultant the sum of $89,096.88, and to reimburse the Former Consultant $15,891.43 for out-of-pocket expenses. The Former Consultant agreed to surrender 2,000,000 restricted shares of Common Stock it owned to Homes For America, L.C. By unanimous written consent dated February, 1997, for various financial and consulting services, we transferred the 2,000,000 shares of our Common Stock, represented by the Former Consultant's surrendered shares to Homes for America, L.C. A subsequent agreement reached in March 1999 further reduced Home for America's obligation for fees and expenses to $99,000.

         We engage one of our shareholders, International Business Realty and Consultants, LLC ("IBRC") to perform various consulting services related to the purchase, acquisition and management of our properties. Mr. Robert M. Kohn, one of our Directors, is also an officer of IBRC and actually performs services for us on behalf of IBRC. IBRC is wholly owned by Mr. Kohn's spouse, Ms. Christiane Kohn. Since inception and through June 30, 1999, we have paid $509,000 to IBRC for consulting services. We believes that all such fees, if any, paid to Mr. Kohn are for amounts consistent with industry standards for transactions of this type.


                                    Page - 29

                       ITEM 8. DESCRIPTION OF SECURITIES
                       ---------------------------------

         We are authorized to issue 25,000,000 shares of Common Stock, par value $.001 per share. As of March 31, 1999, there were 8,374,000 shares of Common Stock issued and outstanding.

Common Stock
------------

         Holders of shares of our Common Stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of Directors. Directors are elected each year at our annual meeting of stockholders to serve for a period of one year, and until their respective successors have been duly elected and qualified. Common stockholders have the right to share ratably in such dividends on shares of Common Stock as may be declared by the Board of Directors out of funds legally available therefore. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in our assets that are legally available for distribution to stockholders after the payment of all debts and other liabilities, subject to any superior rights of the holders of Preferred Stock. Common stockholders have no preemptive rights. There are no conversions or redemption privileges or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are, and all of the shares of Common Stock offered hereby will be, validly issued, fully paid and non-assessable. The Common Stock does not have cumulative voting rights, so holders of more than 50% of the outstanding Common Stock can elect 100% of the Directors of the Company if they choose to do so.


                                    Page - 30

                                     PART II

                 ITEM 1. MARKET PRICE OF, AND DIVIDENDS ON, THE
            REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
            --------------------------------------------------------

         There is no established trading market for our Common Stock. We have not paid any cash dividends and do not anticipate that we will pay cash dividends in the foreseeable future. Payment of dividends is within the discretion of our Board of Directors, and will depend, among other factors, upon our earnings, financial condition and capital requirements. The Company has approximately 374 record holders of its Common Stock.


                           ITEM 2. LEGAL PROCEEDINGS
                           -------------------------

         We are not a party to any legal proceedings that could have a materially adverse effect on our business.


             ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
             -----------------------------------------------------

         In December, 1998, our Board of Directors determined that it would be in our best interests to cease our relationship with our independent accountant and auditors, Rappaport, Steele & Company, P.C., which acted as our independent accountant and auditors with respect to our financial statements for the previous two fiscal years ended December 31, 1997.

         The replacement of Rappaport, Steele & Company, P.C. was recommended and approved by our Board of Directors and is not the result of any disagreement with Rappaport, Steele & Company, P.C. on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure.

         During the last two fiscal years no report issued by Rappaport, Steele & Company, P.C. contained any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the last two fiscal years and subsequent periods, there were no disagreements with Rappaport, Steele & Company, P.C. regarding accounting principles, or practices, financial statement disclosure, or auditing scope or procedure nor any dispute between us and Rappaport, Steele & Company, P.C. with respect to our status as a "going concern."

Effective December, 1998, our Board of Directors determined that it would be in our best interests to retain the services of Lazar Levine & Felix, LLP to replace Rappaport, Steele & Company, P.C. as our independent accountant and auditors. The firm has audited our financial statements for the year ended December 31, 1998 to be included in our Form 10-SB to be filed with the Securities and Exchange Commission.

         We intend to have Lazar Levine & Felix, LLP continue to serve as our accountant and auditors for the fiscal year ending December 31, 1999.

          During the last two fiscal years prior to December 31, 1998, we did not consult with Lazar, Levine & Felix, LLP regarding accounting principles or practices, financial statement disclosure, auditing scope or procedure or accounting principles applicable to any specific transaction.


                                   Page - 31

                ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
                -----------------------------------------------

         Since inception, we have sold securities in the manner set forth below, without registration under the Securities Act of 1933, as amended (the "Act"):

         In October, 1996, in connection with our establishment, we issued 3,324,700 shares of Common Stock to 16 individuals and entities. This transaction was exempt from registration under the Act, pursuant to Section 4(2) promulgated thereunder as a transaction by an issuer not involving a public offering. No underwriter was involved in this transaction.

         During the period April, 1996 through January, 1997, we sold 370,000 shares of Common Stock at an offering price of $2.00 per share. In addition, in connection with this transaction, we issued 3,500,000 shares of common stock services rendered to a broker-dealer, which issuance was subsequently rescinded on January 1, 1997. This transaction was exempt from registration under the Act, pursuant to Rule 504 and the rules and regulations promulgated thereunder.

         In July, 1998, we issued a promissory note in the amount of $250,000, and 25,000 shares of Common Stock, and warrants to purchase 30,000 shares of Common Stock to one investor in a private transaction. This transaction was exempt from registration under the Act, pursuant to Section 4(2) promulgated thereunder as a transaction by an issuer not involving a public offering. No underwriter was involved in this transaction.

     In September 1999, we attempted to sell up to $15,000,000 of Preferred Stock in a private placement on a 2,250,000 minimum - 15,000,000 maximum basis. We were unable to sell the minimum amount of Preferred Stock to close the transaction. Subscribers of approximately $825,000 of the private placement have agreed to loan us the amount of their subscription pending the offer and sale of a new private placement on similar terms. The notes are automatically convertible into the new private placement, or if the placement is not completed, repayable on December 1, 1999. The loans were provided by existing shareholders of Homes for America. We intend to engage a broker-dealer to assist us in selling the private placement and the offering will be an exempt transaction pursuant to Section 4(2) of the Act and Rule 506 promulgated thereunder. There can be no assurance that we will be able to sell any preferred shares in the offering.


                                    Page - 32

               ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
               -------------------------------------------------

         The General Corporation Law of Nevada provides that a corporation may indemnify any person who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature to procure a judgement in its favor, by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and, in a proceeding not by or in the right of the corporation, judgements, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such suit or proceeding, if he acted in good faith and in a manner believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Nevada law further provides that a corporation will not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall deem proper.

         Our By-Laws provide for indemnification of our officers and directors to the greatest extent permitted by Nevada Law (as per Eighth Article of Incorporation, "No officer or director shall be personally liable to the Corporation or its shareholders for money damages except as provided in Section 78.07, Nevada Revised Statutes") for any and all fees, costs and expenses incurred in connection with any action or proceeding, civil or criminal, commenced or threatened, arising out of services by or on behalf of us, providing such officer's or director's acts were not committed in bad faith. The By-Laws also provide for advancing funds to pay for anticipated costs and authorize the Board to enter into an indemnification agreement with each officer or director.

         In accordance with Nevada law, our Certificate of Incorporation contains provisions eliminating the personal liability of directors, except for breach of a director's fiduciary duty of loyalty to us or to our stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and in respect of any transaction in which a director receives an improper personal benefit. These provisions only pertain to breaches of duty by directors as such, and not in any other corporate capacity (e.g., as an officer). As a result of the inclusion of such provisions, neither Homes for America nor our stockholders may be able to recover monetary damages against directors for actions taken by them which are ultimately found to have constituted negligence, or which are ultimately found to have been in violation of their fiduciary duties, although it may be possible to obtain injunctive or equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have an effective remedy against the challenged conduct.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.


                                    Page - 33

                                    PART F/S

                  ITEM 1. AUDITED FINANCIAL STATEMENTS FOR THE
             COMPANY FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
             ------------------------------------------------------


INDEX TO FINANCIAL STATEMENTS
                                                                         Page(s)

Independent Auditor's Report for the Year Ending December 31, 1998         35
Independent Auditor's Report for the Year Ending December 31, 1997         36
Consolidated Financial Statements:
      Balance Sheets                                                       38
      Statements of Operations                                             40
      Statement of Changes in Shareholders Equity                          41
      Statements of Cash Flows                                             42

Notes to Financial Statements                                              43


                                    Page - 34

                           INDEPENDENT AUDITORS REPORT



To the Board of Directors and Shareholders
Homes for America Holdings, Inc.

We have audited the consolidated balance sheet of Homes for America Holdings, Inc. (a Nevada corporation) as of December 31, 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Homes for America Holdings, Inc., as of and for the year ended December 31, 1997, were audited by other auditors whose report dated March 2, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the financial position of Homes for America Holdings, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                        /s/
                                        --------------------------------
                                        Lazar Levine & Felix LLP

New York, New York
March 19, 1999


                                    Page - 35

                        Rappaport, Steele & Company, P.C.
                          Certified Public Accountants


  600 Third Avenue - 14th Floor          1451 West Cypress Creek Road, Suite 300
    New York, New York  10016                  Fort Lauderdale, Florida 33309
            212-557-7100                               954-491-0203
       Facsimile 212-557-7115                     Facsimile 954-491-9059

                        9770 Baymeadows Road -Suite 133
                          Jacksonville, Florida 32256
                           904-642-6600/800-874-4409
                             Facsimile 904-646-0102



To the Board of Directors
Homes for America Holdings, Inc.


We have audited the accompanying balance sheet of Homes for America Holdings, Inc., a Nevada Corporation, and Dallas Glen Hills limited, a Texas partnership and the related consolidated statements of operations, retained earnings (deficit), and cash flows for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the company" management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that or audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Homes for America Holdings, Inc. as of December 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


RAPPAPORT, STEELE & COMPANY, P.C.


New York, New York
May 12, 1999 (See Note 1 to Independent Accountants Report)


                                   Page - 36

                    Note 1 to Independent Accountants Report



On March 2, 1998 we issued a consolidated opinion relating to Homes for America Holdings, Inc. and Dallas Glen Hills Limited Partnership.

Our report stated that we relied on the audit of other independent accountants in issuing our opinion as it related to Dallas Glen Hills.

As of May 12, 1999 we are reissuing our consolidated opinion to include Dallas Glen Hills without reference to the other independent auditor. In addition, we reclassified Minority Interest - Dallas Glen Hills from Stockholder's Equity to a "special caption" between Total Liabilities and Stockholders Equity.


                                   Page - 37

                        HOMES FOR AMERICA HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                   - ASSETS -

                                                                            1998             1997
                                                                       -------------    -------------

CURRENT ASSETS:
      Cash and cash equivalents                                         $    766,293     $     66,694
      Accounts receivable - tenants (Note 2k)                                 17,799                -
      Accounts receivable - other fees                                       450,840          141,021
      Restricted deposits and funded reserves - current (Note 5)             518,645          200,792
      Prepaid expenses and other current assets                               53,057          140,846
                                                                       -------------    -------------
TOTAL CURRENT ASSETS                                                       1,806,634          549,353
                                                                       -------------    -------------


INVESTMENTS IN REAL ESTATE - NET (Notes 2e, 3, 6 and 7)                    9,842,952        6,147,621
                                                                       -------------    -------------


FIXED ASSETS - NET (Notes 2e, 4 and 8)                                        48,574            6,310
                                                                       -------------    -------------


OTHER ASSETS:
      Restricted deposits and funded reserves (Note 5)                     3,842,255        3,923,442
      Loans receivable (Note 6)                                                    -          400,000
      Deferred financing costs - net (Note 2f)                               580,141          118,571
      Deferred asset management fee - net (Note 2g)                           95,750          104,325
      Organization costs - net (Note 2h)                                     372,262          319,810
      Pre-acquisition costs (Note 2i)                                        191,987          324,463
                                                                       -------------    -------------
                                                                           5,082,395        5,190,611
                                                                       -------------    -------------


                                                                        $ 16,780,555     $ 11,893,895
                                                                       =============    =============


                             See accompanying notes.

                                    Page - 38

                        HOMES FOR AMERICA HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                     - LIABILITIES AND SHAREHOLDERS EQUITY -

                                                                                              1998              1997
                                                                                         --------------    --------------

CURRENT LIABILITIES:
      Accounts payable and accrued expenses                                               $     509,002     $     498,900
      Tenants security deposits                                                                  75,011            44,198
      Unearned rent (Note 2k)                                                                     9,514             9,577
      Current portion - liabilities applicable to investments in real estate (Note 6)           127,534                 -
      Current portion - notes payable (Note 7)                                                  313,000           100,384
      Current portion of capitalized leases payable (Note 8)                                     13,679                 -
                                                                                         --------------    --------------
TOTAL CURRENT LIABILITIES                                                                     1,047,740           653,059
                                                                                         --------------    --------------


LIABILITIES APPLICABLE TO INVESTMENTS IN REAL ESTATE (Note 6)                                11,293,785         7,713,130
                                                                                         --------------    --------------

LONG-TERM LIABILITIES - NET OF CURRENT PORTION:
      Notes payable (Note 7)                                                                    270,045           318,157
      Capitalized leases payable (Note 8)                                                        32,271                 -
      Deferred income taxes (Notes 2j and 11)                                                   578,400           179,700
                                                                                         --------------    --------------
                                                                                                880,716           497,857
                                                                                         --------------    --------------


MINORITY INTERESTS IN SUBSIDIARIES (Note 9)                                                   1,540,175         2,286,258
                                                                                         --------------    --------------

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY (Note 10):
      Common stock; $.001 par value; 25,000,000 shares authorized, 8,351,683 and
          6,548,966 shares issued in 1998 and 1997,
          respectively (Note 7)                                                                   8,352             6,549
      Additional paid-in capital                                                                941,955           668,401
      Stock subscription receivable                                                                   -          (211,268)
      Retained earnings                                                                       1,067,832           279,909
                                                                                         --------------    --------------
                                                                                              2,018,139           743,591
                                                                                         --------------    --------------


                                                                                          $  16,780,555     $  11,893,895
                                                                                         ==============    ==============

                             See accompanying notes.


                                    Page - 39

                        HOMES FOR AMERICA HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                    1998              1997
                                                                               --------------    --------------

REVENUES:
      Rental income (Note 2k)                                                      $2,400,036        $1,430,657
      Real estate development fees (Note 2k)                                        1,722,211         1,082,079
      Interest income                                                                  56,398             2,624
      Other income                                                                     55,222            93,353
                                                                               --------------    --------------
                                                                                    4,233,867         2,608,713
                                                                               --------------    --------------

EXPENSES:
      Administrative expenses                                                       1,227,421           418,158
      Maintenance and operating costs                                                 332,947           264,061
      Utilities                                                                       554,915           315,475
      Taxes and insurance                                                             201,506           152,673
      Interest expense                                                                558,293           371,883
      Depreciation and amortization                                                   415,665           273,754
                                                                               --------------    --------------
                                                                                    3,290,747         1,796,004
                                                                               --------------    --------------

INCOME BEFORE MINORITY INTERESTS AND PROVISION
      FOR INCOME TAXES                                                                943,120           812,709

      Minority interests in net loss of consolidated subsidiaries (Note 9)            243,503                 -
                                                                               --------------    --------------

INCOME BEFORE PROVISION FOR INCOME TAXES                                            1,186,623           812,709

      Provision for income taxes (Notes 2j and 11)                                    398,700           208,000
                                                                               --------------    --------------

NET INCOME                                                                        $   787,923       $   604,709
                                                                               ==============    ==============


BASIC INCOME PER COMMON SHARE (Note 2l):
      Net income before minority interest                                            $.08              $.10
      Minority interests in net loss of subsidiaries                                  .03                 -
                                                                                    -----             -----
                                                                                     $.11              $.10
                                                                                    =====             =====

DILUTED INCOME PER COMMON SHARE (Note 2l):
      Net before minority interest                                                   $.07              $.10
      Minority interests in net loss of subsidiaries                                  .03                 -
                                                                                    -----             -----
                                                                                     $.10              $.10
                                                                                    =====             =====


                             See accompanying notes.

                                    Page - 40

                         HOMES FOR AMERICA HOLDING, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY



                                                                Additional         Stock
                                                 Common          Paid-in        Subscription      Retained
                                                 Stock           Capital         Receivable       Earnings           Total

Balance at January 1, 1997                   $      10,772    $     559,428    $          -     $   (324,800)    $    245,400

Sale of common stock                                   411          315,406        (211,268)               -          104,549

Purchase and cancellation of common stock           (4,634)        (206,433)              -                -         (211,067)

Net income                                               -                -               -          604,709          604,709
                                             -------------    -------------    -------------    ------------     ------------

Balance at December 31, 1997                         6,549          668,401        (211,268)         279,909          743,591

Sale of common stock                                 1,803          273,554               -                -          275,357

Receipt of stock subscription                            -                -         211,268                -          211,268

Net income                                               -                -               -          787,923          787,923
                                             -------------    -------------    -------------    ------------     ------------

BALANCE AT DECEMBER 31, 1998                 $       8,352    $     941,955    $          -     $  1,067,832     $  2,018,139
                                             =============    =============    =============    ============     ============


                             See accompanying notes.


                                    Page - 41

                        HOMES FOR AMERICA HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                              1998             1997
                                                                                         -------------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                                         $    787,923     $    604,709
      Adjustments to reconcile net income to net cash provided by operations:
          Depreciation and amortization                                                       610,057          273,754
          Minority interests                                                                 (243,503)               -
          Deferred income taxes                                                               398,700          208,000
      (Increase) decrease in assets:
          Accounts receivable - tenants                                                        (8,623)               -
          Accounts receivable - other                                                        (346,714)        (546,407)
          Prepaid expenses and other current assets                                           (52,697)               -
          Organization costs                                                                  (47,150)               -
          Operating escrow                                                                   (248,701)         (61,621)
      Increase (decrease) in liabilities:
          Accounts payable and accrued liabilities                                                317          233,598
          Unearned rent                                                                           (63)           9,577
                                                                                         -------------    -------------
               Net cash provided by operating activities                                      849,546          721,610
                                                                                         -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in real property                                                            (650,089)        (842,146)
      Increase in project improvement fund                                                    (10,000)               -
      Construction in progress expenditures                                                   (50,000)               -
      (Additions) to replacement reserves                                                     (31,016)        (110,756)
      Pre-acquisition costs                                                                   (57,577)        (486,345)
                                                                                         -------------     ------------
               Net cash (utilized) by investing activities                                   (798,682)      (1,439,247)
                                                                                         -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from sale of common stock                                                      486,625           99,927
      Contributions from minority shareholders                                                746,083          711,912
      Proceeds from long-term debt                                                                  -           21,186
      Payments of long-term debt                                                             (245,577)         (54,247)
      Payments of capital lease obligations                                                   (24,680)               -
      Payments for bond issuance costs                                                       (203,250)               -
      Payments for financing costs                                                           (110,466)               -
                                                                                         -------------    -------------
               Net cash provided by financing activities                                      648,735          778,778
                                                                                         -------------    -------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                     699,599           61,141

      Cash and cash equivalents, beginning of year                                             66,694            5,553
                                                                                         -------------    -------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                                   $    766,293     $     66,694
                                                                                         =============    =============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Interest paid                                                                      $    463,363     $    371,883
      Income taxes paid                                                                             -                -


                             See accompanying notes.


                                    Page - 42

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 - DESCRIPTION OF BUSINESS:

         Homes for America Holdings, Inc., a Nevada Corporation ("the Company") established in 1996, is engaged in the business of
         (a) acquiring, rehabilitating and managing select "Affordable Housing" properties; (b) acquiring and converting specially situated, non-residential properties into residential rentals or condominium sales; and (c) acquiring multi-use residential real estate. As to the Affordable Housing portion of the portfolio, the Company sells partnership interests through newly formed subsidiaries, including "tax-credit" benefits, according to Section 42 of the IRS Code, and depreciation and amortization for equity, acquisition and management fees.

         The Company's wholly-owned subsidiaries are:
         (i) Glen Hills Homes for America, Inc., a Texas corporation, which is the General Partner in Dallas/Glen Hills L.P. ("Dallas/Glen/Hills")
         (ii) Prairie Village-Homes for America, Inc., an Indiana corporation, which is the General Partner of Middlebury Elkhart, L.P. ("Prairie Village")
         (iii) Putnam Homes for America Holdings, Inc., a Connecticut corporation, which is the General Partner of TVMJG 1996-Putnam Square Limited Partnership ("Putnam")
         (iv) BriarMeadows/Homes for America, Inc., a Texas corporation ("BriarMeadows") and (v) Arlington/Homes for America, Inc., a Texas corporation ("Arlington")

         Glen Hills Homes for America, Inc., Prairie Village-Homes for America, Inc., and Putnam Homes for America Holdings, Inc., ("the general partners"), have no other operating activities.

         On December 18, 1998, BriarMeadows purchased an apartment property (land and building) located in Dallas, Texas, from an unrelated party for a cost of $1,050,000. The Company financed the entire purchase price (see Note 6). The operations of this rental property are included in the consolidated financial statements from the date of acquisition.

         On December 21, 1998, Arlington purchased a tract of land in Arlington, Texas, from an unrelated party, for an aggregate cost of $1,000,000. The Company financed the entire purchase price (see Note 6). The Company has received approval from the City of Arlington to construct a 210-unit apartment complex and is presently negotiating for permanent financing for this project. Construction is expected to begin in July 1999, with completion anticipated in April 2000.


                                    Page - 43

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 - DESCRIPTION OF BUSINESS (Continued):

         CERTAIN PROVISIONS OF LIMITED PARTNERSHIP AGREEMENTS:

         Dallas/Glen Hills, L.P.:

         Dallas/Glen Hills, L.P., (Dallas/Glen Hills) was formed in October 1995 and commenced operations in February 1996. The partnership agreement was amended in March 1997, to provide for the withdrawal or reduction in ownership interest of the existing partners and the contribution of capital and the admittance of new partners, with the general partner being Glen Hills Homes for America, Inc., a wholly-owned subsidiary of the Company. Dallas/Glen Hills was organized to purchase, rehabilitate and operate the Willow Pond Apartment Project ("the Project") located in Dallas, Texas. The Project received an allocation of low income housing tax credits from the Texas Department of Housing and Community Affairs under Section 42 of the Internal Revenue Code, which regulates the use of the Project as to occupant eligibility and unit gross rent, among other requirements. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income. The project must meet the provisions of these regulations during each of 15 consecutive years in order to remain qualified to receive these credits.

         Losses, subject to certain provisions, and tax credits are allocated .01% to the general partner and 99.99% to the limited partners. Operating profits, subject to certain provisions, are allocated first to the extent of losses previously allocated then based on cash distributions already made or to be made. However, annual distributable cash flow is first utilized to satisfy loans and certain accrued and unpaid liabilities, in accordance with the partnership agreement, and then to satisfy various fees and obligations to the general partner. Finally, any distributable cash flow remaining after the general partner's fees and obligations are satisfied, is distributed 50.1% to the general partner and 40.9% to the limited partners. The cumulative effect of the distribution priorities is that the general partner receives approximately 95% of the partnerships distributable cash flow, effectively giving the general partner control of the entity.

         Middlebury Elkhart, L.P.:

         Middlebury Elkhart, L. P., (Prairie Village) was formed in July 1997 and in December 1998, acquired a 110-unit apartment building (including land) in Elkhart, Indiana, from an unrelated party, for rental to low income tenants. The original cost of this investment approximated $800,000 which was paid in cash. Rehabilitation of this building is expected to be completed in 1999. Prairie Village has applied to receive an allocation of low income housing tax credits from the Indiana Housing Finance Authority under Section 42 of the Internal Revenue Code of 1986, as amended. As such, similar to Dallas/Glen Hills, management is required to lease a minimum of 40% of Prairie Villages units to families whose income is 60% or less of the area median gross income. Under the terms of an amended partnership agreement dated December 1998, Prairie Village-Homes for America, Inc., became the general partner and has a .1% interest in the partnership.


                                    Page - 44

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 - DESCRIPTION OF BUSINESS (Continued):

         CERTAIN PROVISIONS OF LIMITED PARTNERSHIP AGREEMENTS
         (Continued):

         Middlebury Elkhart, L.P. (continued):

         Profits, losses and tax credits generally are allocated to the partners in accordance with their ownership interests. However, annual distributable cash flow is first utilized to satisfy unpaid liabilities, as set forth in the partnership agreement, then the remainder is distributed 80% to the general partner and 20% to the limited partners, effectively giving the general partner control of the entity.

         TVMJG 1996-Putnam Square Limited Partnership:

         TVMJG 1996-Putnam Square Limited Partnership (Putnam Square) was formed in February 1996 for the purpose of acquiring, developing and operating a 18-unit rental housing project in Bridgeport, Connecticut. The housing project has qualified and been allocated low income housing tax credits pursuant to
         Section 42 of the Internal Revenue Code of 1986. The general partner, Putnam Homes for America Holdings, Inc., has a 1% interest in the partnership.

         Profits, losses and tax credits generally are allocated to the partners in accordance with their ownership interests. However, annual distributable cash flow is first utilized to satisfy unpaid liabilities, as set forth in the partnership agreement, then the remainder is distributed 75% to the general partner and 25% to the limited partners, effectively giving the general partner control of the entity.

         General:

         The general partners have also entered into guaranty agreements with the limited partners of each partnership, whereby the general partner has agreed to fund (i) operating deficits (as defined in each agreement) incurred during a specific period and (ii) replacement reserve escrow accounts to meet replacement reserve obligations during the guaranty period.

         All fees paid to the general partner, according to terms of the
         partnership    agreements,    have   been    eliminated    upon
         consolidation.


                                    Page - 45

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       (a)  Principles of Consolidation:

         The consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly-owned subsidiaries (which include the general partners). The general partners own less than 50% of the limited partnerships but the substance of the partnership agreements provide for control by the general partners, since their participation in distributable cash flow is always in excess of 75%. As such, according to the provisions of Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures," the Company, as the controlling investor, accounts for such investments under the principles of accounting applicable to investments in subsidiaries. See also Note 9 re:
         Minority Interests.

         All material intercompany balances and transactions have been eliminated.

       (b)  Use of Estimates:

         In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

       (c)  Statements of Cash Flows:

         For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

       (d)  Comprehensive Income:

         SFAS 130 "Reporting Comprehensive Income" is effective for years beginning after December 15, 1997. This statement prescribes standards for reporting other comprehensive income and its components. Since the Company currently does not have any items of other comprehensive income, a statement of comprehensive income is not yet required.


                                    Page - 46

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

       (e)  Property and equipment:

         Land, buildings, furniture and equipment, including investment property, are recorded at cost. Depreciation is computed using the straight-line method as follows:

             Buildings and improvements            27 1/2 - 40 years
             Furniture and Equipment                    7 years

         Building improvements are capitalized, while expenditures for maintenance and repairs are charged to operations. Depreciation expense for the years ended December 31, 1998 and 1997 aggregated $403,163 and $264,848, respectively.

       (f)  Deferred Financing Costs:

         Costs  directly   associated  with  obtaining   permanent  debt
         financing have been deferred and are being amortized on a straight-line basis over the term of the permanent loans. Accumulated amortization at December 31, 1998 and 1997 aggregated $17,055 and $7,309, respectively. Amortization expense for the years ended December 31, 1998 and 1997 aggregated $9,746 and $7,309, respectively.

       (g)  Deferred asset management fee:

         The asset management fee paid to an affiliate of the limited partner in Dallas/Glen Hills is being amortized over the life of the 15-year agreement. Accumulated amortization at December 31, 1998 and 1997 aggregated $15,006 and $6,431, respectively. Amortization expense for the years ended December 31, 1998 and 1997 aggregated $8,575 and $6,431, respectively.

       (h)  Organization Costs:

         Organization costs are being amortized on a straight line basis over 5 years. Accumulated amortization at December 31, 1998 and 1997 aggregated $197,131 and $7,333, respectively. Amortization expense for each of the years ended December 31, 1998 and 1997 aggregated $184,798 and $5,047, respectively.

         The  Accounting  Standards  Committee  has issued  Statement of
         Position  (SOP)  98-5,  Reporting  on  the  Costs  of  Start-up
         Activities. For years beginning after December 15, 1998, all start up costs are required to be expensed as incurred.



                                    Page - 47

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

       i)   Pre-Acquisition Costs:

         Costs incurred in pursuit of new  acquisitions  including,  but not limited to, professional, consulting, travel and due diligence expenditures, are deferred, pending either the acquisition of the property or the determination by management that a particular property will not be acquired. Certain of these costs may be reimbursed to the Company upon acquisition of the property. Costs remaining upon the consummation of an acquisition are capitalized and become part of the Company's investment in the related entity. Alternatively, at such time that management determines that acquisition of the property is not feasible, any deferred costs are charged to expense.

         At December 31, 1998 and 1997, pre-acquisition costs were comprised of the following:

                                                 1998              1997
                                             -------------    -------------

               UDR Portfolio                  $    166,487     $          -
               Schenectady                          25,500                -
               University Place                          -          134,410
               Middlebury Elkhart                        -          190,053
                                             -------------    -------------
                                              $    191,987     $    324,463

         Costs associated with Middlebury Elkhart, L.P., at December 31, 1997, were included in the investment in that entity at December 31, 1998, following the acquisition of that property. Costs associated with University Place were written off during 1998.

       (j)  Income Taxes:

         The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which reflects an asset and liability approach in accounting for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred income taxes result principally from utilizing the accrual basis for financial reporting purposes and the cash basis for income tax purposes. No Federal or state income taxes are payable by the partnerships, and none have been provided for.

       (k)  Revenue Recognition:

         Rental income is recognized as rent becomes due. Rental payments received in advance are deferred until earned. The Company does not believe that an allowance for doubtful accounts is necessary at this time.

         When the Company acquires rental property which is eligible for tax credits, it establishes a limited partnership in which individuals and entities invest funds to acquire the use of these credits. Limited partners, by participating in the partnership, are eligible for a proportionate share of these credits represented by their equity interests in the limited partnership. The Company records the limited partners' payments as income, in the year the credits are allocated to the rental property.


                                    Page - 48

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

       (l) Earnings Per Share:

          Basic  and  diluted   earnings  per  share  has  been  computed
          according  to the  standards  of SFAS  No.  128  "Earnings  Per
          Share". The following average shares were used for the computation of basic and diluted earnings per share:

                                      1998            1997
                                      -----           -----
                Basic              7,450,325        6,343,612

                Diluted            7,480,325        6,343,612


       (m) Reclassifications:

         Certain reclassifications have been made to the 1997 financial statements to correspond to the presentation used in 1998.


NOTE 3 - INVESTMENTS IN REAL ESTATE:

         Investments in real estate  properties (see Note 2e), which are held primarily for  development  and  operation,  represent the rental properties owned by the limited partnerships and consist of the following:
                                                      1998             1997
                                                  -------------    -------------

         Buildings and improvements                $  6,878,107     $  4,466,835
         Furniture, fixtures and equipment            1,243,508        1,036,800
         Construction in progress                       132,978                -
                                                  -------------    -------------
                                                      8,254,593        5,503,635
         Less: accumulated depreciation               (724,411)        (260,014)
               and amortization                   -------------    -------------
                                                      7,530,182        5,243,621
         Land                                         2,312,770          904,000
                                                  -------------    -------------
                                                   $  9,842,952     $  6,147,621

         The company periodically reviews the valuation and carrying value of its investments in real estate to determine possible impairment due to such items as decreases in market value, physical changes in the asset or in the properties and significant other factors in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Through December 31, 1998, there has been no such impairment.


                                    Page - 49

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 4 - FIXED ASSETS:

       Fixed assets consist of the following:
                                                      1998             1997
                                                  -------------    -------------

          Office equipment                         $     63,261          $ 6,310
          Less: accumulated depreciation               (14,687)                -
                                                  -------------    -------------
                                                   $     48,574          $ 6,310
                                                  =============    =============


NOTE 5 - RESTRICTED DEPOSITS AND FUNDED RESERVES:

         The terms of the partnership agreements require that various escrow accounts be maintained in amounts and for periods as set forth in each agreement. As of December 31, 1998 and 1997, restricted deposits and funded reserves consist of the following:

                                                      1998              1997
                                                  -------------    -------------
       CURRENT ASSETS:
         Tax and escrow reserves                   $    155,279      $   129,942
         Rehabilitation reserves                        260,000                -
         Replacement reserves                           103,366           70,850
                                                  -------------    -------------
                                                        518,645          200,792
                                                  -------------    -------------
       OTHER ASSETS:
         Debt reduction escrow (Note 6)               1,500,000        1,500,000
         Restricted mortgage funds (Note 6)           2,176,840        2,408,200
         Operating reserves                             165,415           15,242
                                                  -------------    -------------
                                                      3,842,255        3,923,442

                 TOTAL                             $  4,360,900       $4,124,234
                                                  =============    =============


NOTE 6 - LIABILITIES APPLICABLE TO INVESTMENTS IN REAL ESTATE:

       Liabilities applicable to investments in real estate consist of the following:

                                                      1998              1997
                                                  -------------    -------------

         Mortgage loans payable                    $ 11,127,600       $5,150,700
         Development loan payable (Note 5)                    -        2,408,200
         Note payable                                    13,000                -
         Accrued interest payable                        88,801           46,492
         Accounts payable - acquisition                  31,553                -
         Real estate taxes payable                      160,365          107,738
                                                  -------------    -------------
                                                     11,421,319        7,713,130
         Less: current portion                          127,534                -
                                                  -------------    -------------
                                                   $ 11,293,785       $7,713,130
                                                  =============    =============


                                    Page - 50

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 6 - LIABILITIES APPLICABLE TO INVESTMENTS IN REAL ESTATE (Continued):

         Dallas/Glen Hills entered into a mortgage loan agreement in 1996, with a bank, in the amount of $5,350,000. As of December 31, 1998, the mortgage balance was $5,150,700. The loan bears interest at an annual rate of 8.25% and monthly principal and interest payments of $42,182 are payable until February 2011. The mortgage loan matures in March 2011 and is collateralized by the Dallas/Glen Hills property. The partnership has funded a debt escrow account in the amount of $1,500,000 to be applied against the outstanding loan balance upon refinancing.

         Prairie Village, in December 1998, entered into a $3,236,900 mortgage loan with a lender relating to the issuance of a total of $3,210,000 in Mortgage Revenue Refunding Bonds, issued by the City of Elkhart, Indiana. As of December 31, 1998, the Company had drawn down $1,060,060 with the balance of $2,176,840 being held in an escrow account. The loan bears interest at an annual rate of 5.85%, and requires monthly payments of interest only through June 2000. Beginning July 2000, monthly principal and interest payments of $19,096 are payable for 30 years. The loan agreement requires monthly payments of principal and interest sufficient to meet sinking fund requirements for payments of amounts due under the bonds, based on their varying maturities and interest rates.

         Putnam Square is obligated under two promissory notes aggregating $400,000. Monthly payments of principal and interest of $3,087 are due to the extent of surplus cash as defined in the notes. The notes mature in January 2014 and are secured by a mortgage on the Bridgeport, Connecticut property. As of December 31, 1998, the outstanding balance was $400,000. $200,000 of this note is payable to the Company (and has been eliminated in consolidation) and the balance is due to the former general partner. The partnership is also obligated under a promissory note payable to the Company, as the general partner, in the amount of $200,000 in connection with the development fee (which amount has also been eliminated in consolidation). The note bears interest at an annual rate of 7% per annum, and is payable from cash flow as defined in the partnership agreement. The note matures on December 31, 2006, and is unsecured.

         BriarMeadows is obligated under a promissory note in the amount of $500,000. The note accrues interest at an annual rate of 15.25%, payable monthly, and may be prepaid in full as long as three months of interest payments have been made. This note matures on June 17, 2000.

         BriarMeadows is also obligated under a promissory note in the amount of $840,000. This note accrues interest at an annual rate equal to the lesser of prime + 2% or the highest rate allowable by law. The note requires monthly payments of $942 for 7 years and a balloon payment on maturity, January 1, 2006.

         Arlington is obligated under a promissory note in the amount of $1,200,000. This note accrues interest at an annual rate of 15 1/4% which is payable monthly. The note may be prepaid under specific conditions as long as three months of interest payments have been made. This note matures on June 17, 2000.

         The aggregate maturities of mortgage loans payable for the next five years are $127,534; $1,846,718; $178,479; $191,658; $205,896 and $8,577,315 thereafter.

         Putnam is also obligated under the terms of a promissory note in the amount of $13,000 for legal services provided in connection with the acquisition of the property. This note is unsecured, payable from future capital contributions to the partnership and is non-interest bearing.


                                    Page - 51

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 7 -  NOTES PAYABLE:

         Notes payable consist of the following:
                                                                               1998             1997
                                                                           -------------    -------------
         9%   installment   note  payable   secured  by  the  rights  in
         Dallas/Glen Hills payable in monthly installments of
         $6,772, including interest, maturing in 2004                       $    318,045     $    364,541

         9% note  payable in equal  installments  of $125,000 in January and July of 1999, plus interest, secured by
         150,000 shares of the Company's common stock (a)                        250,000                -

         10% note payable before December 31, 1999                                15,000           54,000
                                                                           -------------    -------------
                                                                                 583,045          418,541
         Less: current maturities                                                313,000          100,384
                                                                           -------------    -------------
                                                                            $    270,045     $    318,157
                                                                           =============    =============

    (a) Payment of $125,000 was made in January 1999 as required under the terms of the note. On February 22, 1999, subsequent to the balance sheet date, the lender advanced an additional $250,000 to the Company. This new loan is payable in two installments of $125,000 on January 15 and July 15, 2000, with interest at an annual rate of 9 1/2%.

         The aggregate maturities of long-term debt, existing as of December 31, 1998, for the next two years are $313,000 and $270,045, respectively.


NOTE 8 - CAPITALIZED LEASE OBLIGATIONS:

          The Company is the lessee of office equipment with leases expiring in various years through 2002. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The assets are depreciated over their estimated productive lives. Accumulated depreciation of assets held under capitalized leases aggregated $14,687 as of December 31, 1998.

          Minimum future lease payments under capital leases as of December 31, 1998 and for each of the next four fiscal years and in the aggregate are:

                1999                                          $22,088
                2000                                           14,972
                2001                                           14,623
                2002                                           14,117
                                                        -------------
         Total minimum lease payments                          65,800
         Less: amount representing interest                    19,850
                                                        -------------
                                                              $45,950
                                                        =============


                                    Page - 52

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 8 - CAPITALIZED LEASE OBLIGATIONS (Continued):

         The  interest  rates  on  the   capitalized   leases  have  been
         calculated at approximately 20% and were based on the lessors' implicit rate of return.

         Certain of the capital leases provide for a bargain purchase option at the end of the lease.


NOTE 9  - MINORITY INTERESTS:

         Three wholly-owned subsidiaries of the Company are the general partners of three separate limited partnership entities (see
         Note 1). The partnerships were established for the purpose of acquiring rental properties which are controlled and managed by the Company. For financial reporting purposes, the financial statements of the partnership entities are included in the Company's consolidated financial statements (see Note 2a).

         The minority interests represent the equity investment by the investor limited partners in the limited partnerships that own specific properties. Under the terms of the various partnership agreements, the limited partners are typically allocated 99% of the taxable income or loss. Cash flow from the partnership property is allocated 75% or more to the general partner, and residual value is allocated 80% or more to the general partner. Accordingly, all operating control of the property rests solely with the general partner. The limited partners' interests in the partnerships have been recorded as minority interest liabilities, net of offsets for the limited partners investment cost to be eligible for tax credits (see Note 2k).


NOTE 10 - SHAREHOLDERS EQUITY:

         The Company's authorized capital consists of 25,000,000 shares of common stock, $.001 par value.

         During 1997, the Company sold 410,708 shares of common stock for $315,817, of which amount $104,549 was received in 1997 and the balance of $211,268, was received from the shareholders in 1998. The Company also purchased 4,633,742 shares of its common stock at an aggregate cost of $211,067. These shares were canceled upon re-acquisition.

         During 1998, the Company received $275,357 in cash from the sale of 1,802,717 shares of its common stock.

         In September 1998, the Company adopted the 1998 Employee Stock Option Plan (the "Plan"), which provides for the grant of options to purchase up to 750,000 shares of Company common stock. Options granted under this plan may be designated as incentive stock options and the exercise price of such options shall not be less than the fair market value on the date of grant. Options designated as non-incentive stock options may be granted at exercise prices which are less than the fair market value.

         Also in September 1998, the Company adopted the Non-Executive Director Stock Plan (the "Director Plan"), which provides for the issuance of a maximum of 400,000 shares of common stock upon the exercise of options granted under this plan. The exercise price of options granted under the Director Plan shall be equal to the fair market value on the date of grant.

         In addition, the Company granted options to purchase 100,000 shares of common stock to an officer of the Company. These options, which were not granted under either of the plans described above, vest quarterly in the first year of the officer's employment and are exercisable at $1.00 per share.


                                    Page - 53

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 11 - INCOME TAXES:

         The provision for income taxes consists of the following:

                                                      1998             1997
                                                  -------------    -------------

         Current tax expense                      $          -     $          -

         Deferred tax expense:
             Federal                                   296,000          154,400
             State                                     102,700           53,600
                                                  -------------    -------------
                                                  $    398,700     $    208,000
                                                  =============    =============

         The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                      1998             1997
                                                  -------------    -------------
         Deferred asset:
             Net operating loss                   $          -     $    126,380

         Deferred liability:
             Conversion of accrual to cash            (578,400)        (306,080)
                                                  -------------    -------------
         Net deferred liability                   $   (578,400)       $(179,700)
                                                  =============    =============

NOTE 12 - COMMITMENTS AND CONTINGENCIES:

    (a)  Operating leases:

         For the years ended December 31, 1998 and 1997, the Company occupied office space owned by an officer of the Company. No rent was charged or paid and the value of the office space was nominal. At December 31, 1998 and 1997, there were no leases in effect.

         On April 22, 1999, subsequent to the balance sheet date, the Company entered into a three-year lease for office space. Rental payments under said lease are as follows:

                     1999                               $     24,072
                     2000                                     37,445
                     2001                                     39,452
                     2002                                     13,373
                                                       -------------
                                                        $    114,342
                                                       =============


                                    Page - 54

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 12 - COMMITMENTS AND CONTINGENCIES (Continued):

    (b)  Consulting Agreements:

         The Company has entered into a five-year agreement with a corporate entity, which owns 1,612,000 shares of the Company's common stock, for services to be provided by an employee of this entity. This individual functions as the Chief Acquisition Officer, primarily responsible for identifying and consummating new acquisitions. Under the terms of the consulting agreement, which commenced August 1, 1998 and continues to July 31, 2003, the monthly fee is $15,000 through December 31, 1998, with annual increases of not less than 5% effective in January of each year. This agreement is renewable annually upon expiration, at similar terms.

    (c)  Employment Agreements:

         The Company has entered into a five-year employment agreement with an individual and a corporation controlled by him, for his services as Chief Executive Officer. The agreement commenced August 1, 1998 and continues to July 31, 2003. Under the terms of the agreement, the monthly compensation is $15,500 through December 31, 1998, with annual increases of not less than 5% effective in January of each year. The individual has chosen to have such payments made to the corporation.


                                    Page - 55

                    ITEM 2. UNAUDITED FINANCIAL STATEMENT FOR
               THE COMPANY FOR THE PERIOD ENDED OF JUNE 30, 1999
               -------------------------------------------------

                        Homes For America Holdings, Inc.
                           Consolidated Balance Sheet
                             June 30, 1999 and 1998
                                  (Unaudited)


                                     ASSETS
                                     ------
                                                                       1999             1998
                                                                   -------------    -------------
  CURRENT ASSETS:

      Cash and cash equivalents                                     $    422,166     $     33,344
      Accounts receivable - Tenants                                       85,824           12,253
      Accounts receivable - other fees                                   521,127          154,849
      Restricted deposits and funded reserves - current                  536,726          120,784
      Prepaid expenses and other current assets                          159,285          148,727
                                                                   -------------    -------------
  TOTAL CURRENT ASSETS                                                 1,725,128          469,957
                                                                   =============    =============

  INVESTMENTS IN REAL ESTATE - NET                                    26,451,703        6,612,704
                                                                   -------------    -------------

  FIXED ASSETS - NET                                                      43,257           26,310
                                                                   -------------    -------------

  OTHER ASSETS:
      Restricted deposits and funded reserves                          4,201,437        3,930,001
      Deferred financing costs - net                                     768,568          113,698
      Deferred asset management fee - net                                 91,460          100,038
      Organization costs - net                                           279,738          350,143
      Preacquisition costs                                               335,547          621,406
      Other                                                               25,381              532
                                                                   -------------    -------------
                                                                       5,702,131        5,115,818
                                                                   =============    =============

                                                                    $ 33,922,219     $ 12,224,789
                                                                   =============    =============


                                    Page - 56

                        Homes For America Holdings, Inc.
                           Consolidated Balance Sheet
                             June 30, 1999 and 1998
                                  (Unaudited)


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------
                                                                       1999             1998
                                                                   -------------    -------------

  CURRENT LIABILITIES:
      Accounts payable and accrued expenses                         $    903,711     $    317,240
      Tenant security deposits                                           341,914           51,154
      Unearned rent                                                       17,727            7,710
      Current portion - liabilities applicable                           255,000           78,100
      to investment in real estate
      Current portion - notes payable                                    535,811          103,500
      Current portion of capitalized leases payable                       10,200            6,000
                                                                   -------------    -------------
TOTAL CURRENT LIABILITIES                                              2,064,363          563,704
                                                                   -------------    -------------


LIABILITIES APPLICABLE TO INVESTMENT IN REAL ESTATE                   25,673,138        7,768,766
                                                                   -------------    -------------

LONG TERM LIABILITIES - NET OF CURRENT PORTION
      Notes payable                                                      819,221          379,983
      Capitalized leases payable                                          24,634           12,000
      Deferred income taxes                                              763,900          185,900
                                                                   -------------    -------------
                                                                       1,607,755          577,883
                                                                   -------------    -------------

MINORITY INTERESTS IN SUBSIDIARIES                                     2,054,814        2,397,370
                                                                   -------------    -------------

SHAREHOLDERS' EQUITY:
      Common stock                                                         8,373            6,549
      Additional paid in capital                                         958,287          668,401
      Stock subscription receivable                                                      (60,719)
      Retained earnings                                                1,555,489          302,835
                                                                   -------------    -------------
                                                                       2,522,149          917,066
                                                                   -------------    -------------

                                                                    $ 33,922,219     $ 12,224,789
                                                                   =============    =============


                                    Page - 57

                        Homes For America Holdings, Inc.
                      Consolidated Statement of Operations
                 for the Six Months Ended June 30, 1999 and 1998
                                  (Unaudited)


                                                                    1999            1998
                                                               -------------    -------------
REVENUES:
      Rental Income                                             $  1,775,430     $  1,138,331
      Real Estate Development Fees                                   898,631          138,500
      Interest Income                                                    925               28
      Other Income                                                    76,338           29,126
                                                               -------------    -------------
                                                                   2,751,324        1,305,985
                                                               -------------    -------------

EXPENSES:
      Administrative Expenses                                        795,952          400,599
      Maintenance and Operating                                      282,701          130,080
      Utilities                                                      371,507          272,069
      Taxes and Insurance                                            158,573           98,518
      Interest Expense                                               318,896          235,139
      Depreciation and Amortization                                  343,563          205,079
                                                               -------------    -------------
                                                                   2,271,192        1,341,484
                                                               -------------    -------------

INCOME (LOSS) BEFORE MINORITY INTERESTS AND
   PROVISION FOR INCOME TAXES                                        480,132          (35,499)

   Minority interests in net loss (income)
   of consolidated subsidiaries                                      193,025           64,425
                                                               -------------    -------------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                      673,157           28,926

   Provision for income taxes                                        185,500            6,000
                                                               -------------    -------------
NET PROFIT (LOSS)                                               $    487,657     $     22,926
                                                               =============    =============


                                    Page - 58

                        Homes for America Holdings, Inc.
            Consolidated Statement of Changes in Shareholders' Equity
                     for the Six Months Ended June 30, 1998
                                  (Unaudited)



                                                            Common     Additional       Stock         Retained        Total
                                                            Stock       Paid In      Subscription     Earnings
                                                                        Capital       Receivable
                                                       ------------- -------------   ------------- -------------  -------------

BALANCE AT JANUARY 1, 1998                               $     6,549   $   668,401     $ (211,268)   $   279,909    $   743,591

Receipt of Stock Subscription                                                             150,549                       150,549

Net Loss                                                                                                  22,926         22,926
                                                       ------------- -------------   ------------- -------------  -------------
BALANCE AT JUNE 30, 1998                                 $     6,549   $   668,401     $  (60,719)   $   302,835    $   917,066
                                                       ============= =============   ============= =============  =============



                                    Page - 59

                        Homes for America Holdings, Inc.
           Consolidated Statement of Changes in Shareholders' Equity
                     for the Six Months Ended June 30, 1999
                                  (Unaudited)



                                                            Common     Additional       Retained      Total
                                                            Stock       Paid In         Earnings
                                                                        Capital
                                                       ------------- -------------  ------------- -------------

BALANCE AT JANUARY 1, 1999                              $      8,352  $    941,955   $  1,067,832  $  2,018,139

Purchase and cancellation of common stock                         (4)       (8,641)                      (8,645)

Common stock issued in settlement of debt                         25        24,973                       24,998

Net Income                                                                                487,657       487,657
                                                       ------------- -------------  ------------- -------------
BALANCE AT JUNE 30, 1999                                $     $8,373  $    958,287   $  1,555,489  $  2,522,149
                                                       ============= =============  ============= =============


                                    Page - 60

                        Homes For America Holdings, Inc.
                      Consolidated Statement of Cash Flows
                for the Six Months Ended June 30, 1999 and 1998
                                  (Unaudited)


                                                                                           1999             1998
                                                                                       -------------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income (Loss)                                                                   $    487,657     $     22,926
   Adjustments  to reconcile  net income to net cash provided by operations:
      Depreciation and amortization                                                         343,563          205,079
      Minority interests                                                                   (193,025)         (64,425)
      Deferred income taxes                                                                 185,500            6,000
  (Increase) decrease in assets:
      Accounts Receivable - Tenants                                                         (68,025)         (12,253)
      Accounts Receivable - Other                                                           (70,287)         (13,828)
      Prepaid expenses and other current assets                                            (106,228)          (8,413)
      Loans Receivable                                                                                       400,000
      Other                                                                                 (25,381)          80,008
   Increase (decrease) in liabilities:
      Accounts Payable & Accrued Expenses                                                   394,709         (181,660)
      Tenant Security Deposits                                                              266,903            6,956
      Prepaid rent                                                                            8,213           (1,867)
                                                                                       -------------    -------------
      Net cash provided by operating activities                                            1,223,599          438,523
                                                                                       -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in real property                                                       (16,307,891)        (465,083)
      Pre-acquisition costs                                                                (143,560)        (296,943)
      Purchase of equipment                                                                    (683)         (20,000)
      Organization Costs                                                                                     (30,333)
      Increase in restricted funds                                                       (1,102,436)          (6,559)
                                                                                       -------------    -------------
      Net cash (utilized) by investing activities                                       (17,554,570)        (818,918)
                                                                                       -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from long term debt                                                       15,744,813          216,678
      Payment of long term debt                                                            (318,063)        (195,719)
     (Additions) to deferred financing costs                                               (196,928)
      Sale of common stock                                                                   (4,500)         150,549
      Stock repurchase                                                                       (8,645)
      Partner's capital contribution                                                        350,000          175,537
      Draw down of restricted mortgage funds                                                420,127
                                                                                       -------------    -------------
      Net cash provided by financing activities                                          15,986,804          347,045
                                                                                       -------------    -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       (344,167)         (33,350)

      Cash and cash equivalents, beginning of year                                          766,293           66,694
                                                                                       -------------    -------------
CASH AND CASH EQUIVALENTS, JUNE 30, 1999 AND 1998                                      $    422,126     $     33,344
                                                                                       =============    =============


                                    Page - 61

                        Homes for America Holdings, Inc.
                          Note to Financial Statements
                                  June 30, 1999
                                  (Unaudited)



(1) On June 30, 1999, Homes For America Holdings, Inc. acquired the 400-unit Lake's Edge apartments in North Miami, Florida. This acquisition was accomplished through a wholly-owned subsidiary, Lakes Edge Homes Holdings, Inc. In conjunction with this acquisition, Lakes Edge Homes Holdings purchased 6.0% tax-exempt bonds for $14,025,000 and immediately sold them for $14,850,000, earning $825,000 on the transaction. Simultaneously, the Lake's Edge property was acquired for a purchase price of $14,850,000, financed by the tax-exempt bond debt. Total investment, including related acquisition costs, was $15,132,495. In addition to the $825,000 gain on the sale of bonds, the Company earned and recognized $73,631 in developer's fees.


                                    Page - 62

                    ITEM 3. AUDITED FINANCIAL STATEMENTS FOR
                DALLAS/GLEN HILLS, L.P. (WILLOW POND APARTMENTS)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


INDEPENDENT AUDITORS' REPORT

To the Partners of Dallas/Glen Hills, L.P.

We have audited the balance sheets of Dallas/Glen Hills, L.P., (a Texas limited partnership), as of December 31, 1998 and 1997 and the related statements of operations, partners' capital and cash flows for the year ended December 31, 1998 and from March 27, 1997 (Inception) to December 31. 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dallas/Glen Hills, L.P., as of December 31, 1998 and 1997, and the results of its operations, changes in partners' capital and cash flows for the periods then ended in conformity with generally accepted accounting principles.

As described in Note 1 to the financial statements, on March 27, 1997, the limited partnership agreement was amended and restated to provide for the withdrawal and reduction of the partnership interests of the existing partners and the admittance of new partners and such new partners assumed control of the Partnership. The amendment and restatement of the partnership agreement results in the Partnership being treated as a new accounting entity effective as of March 27, 1997, accordingly the Partnership has established a new accounting basis in its assets and liabilities based on the acquisition costs of the new partners.

/s/ Thomas V. Stephen & Co., P.C.
------------------------------------
Thomas V. Stephen & Company, P.C.
February 26, 1999


                                    Page - 63

                             DALLAS/GLEN HILLS, L.P.

                                 BALANCE SHEETS

                           December 31, 1998 and 1997

                                     ASSETS

                                                  1998             1997
                                              -------------    -------------
 CURRENT ASSETS
  Cash                                          $    45,865      $
  Accounts receivable-tenants                         5,252
  Accounts receivable-other                           1,385
  Prepaid insurance                                  20,849
  Capital contribution receivable                                    140,846
                                              -------------    -------------
 TOTAL CURRENT ASSETS                                73,351          140,846
                                              -------------    -------------

 RESTRICTED DEPOSITS
  Replacement reserves                              103,366           70,850
  Tax and insurance escrow                          155,279          129,942
  Debt reduction escrow                           1,500,000        1,500,000
  Operating deficit escrow                          100,677           15,242
                                              -------------    -------------
 TOTAL RESTRICTED DEPOSITS                        1,859,322        1,716,034
                                              -------------    -------------

 RENTAL PROPERTY
  Land                                              904,000          904.000
  Buildings and improvements                      4,466,835        4,466,835
  Furniture and equipment                         1,116,012        1,036,800
                                              -------------    -------------
                                                  6,486,847        6,407,635
 Less accumulated depreciation                     (612,595)        (260,014)
                                              -------------    -------------
 NET RENTAL PROPERTY                              5,874,252        6,147,621
                                              -------------    -------------

 OTHER ASSETS
  Deferred financing costs, net                     108,825          118,571
  Deferred asset management fees, net                95,750          104,325
                                              -------------    -------------
 TOTAL OTHER ASSETS                                 204,575          222,896
                                              -------------    -------------

 TOTAL ASSETS                                   $ 8,011,500      $ 8,227,397
                                              =============    =============

                       See notes to financial statements.


                                    Page - 64

                             DALLAS/GLEN HILLS, L.P.

                           December 31, 1998 and 1997

                        LIABILITIES AND PARTNERS' CAPITAL

                                                  1998             1997
                                              -------------    -------------
 CURRENT LIABILITIES
  Accounts payable                              $    82,891      $   104,686
  Accrued payroll                                    10,701
  Accrued interest                                   45,957           46,492
  Accrued real estate taxes                         107,738          107,738
  Current maturities of long-term debt               84,396           77,735
  Prepaid rent                                        9,514            9,577
                                              -------------    -------------
 TOTAL CURRENT LIABILITIES                          341,197          346,228
                                              -------------    -------------

 TENANT SECURITY DEPOSITS                            57,003           44,234
                                              -------------    -------------

 LONG-TERM LIABILITIES
  Mortgage note                                   5,066,304        5,150,700
                                              -------------    -------------
 TOTAL LONG-TERM LIABILITIES                      5,066,304        5,150,700
                                              -------------    -------------

 TOTAL LIABILITIES                                5,464,504        5,541,162
                                              -------------    -------------

 PARTNERS' CAPITAL                                2,546,996        2,686,235
                                              -------------    -------------

 TOTAL LIABILITIES AND PARTNERS' CAPITAL        $ 8,011,500      $ 8,227,397
                                              =============    =============

                       See notes to financial statements.


                                    Page - 65

                             DALLAS/GLEN HILLS, L.P..

                            STATEMENTS OF OPERATIONS

                    For the Year Ended December 31, 1998 and
              From March 27,1997 (Inception) to December 31, 1997

                                                  1998             1997
                                              -------------    -------------
 REVENUES
  Rental income                                 $ 2,281,856      $ 1,430,657
  Interest income                                     6,346            1,086
  Other income                                       47,626           93,353
                                              -------------    -------------
 Total Revenue                                    2,335,828        1,525,096
                                              -------------    -------------

 OPERATING EXPENSES
  Administrative                                    299,620          177,784
  Utilities                                         520,777          315,475
  Maintenance                                       313,707          264,061
  Property management fee                            93,257           27,095
  Taxes                                             112,451          116,341
  Insurance                                          66,375           36,331
  Interest                                          427,915          371,883
  Depreciation and amortization                     370,901          273,754
                                              -------------    -------------
 Total Expenses                                   2,205,003        1,582,724
                                              -------------    -------------
 INCOME (LOSS) FROM OPERATIONS                      130,825          (57,628)
                                              -------------    -------------

 PARTNERSHIP EXPENSES
  Asset management fee                               23,314           16,275
  Local administrative fee                            5,000
  Oversight fee                                     140,846
  Incentive management fee                           88,614           38,630
  Supervisory management fee                         12,290

 NET LOSS                                       $  (139,239)     $  (112,533)
                                              =============    =============

                       See notes to financial statements.


                                    Page - 66

                             DALLAS/GLEN HILLS, L.P.

                         STATEMENTS OF PARTNERS' CAPITAL

                    For the Year Ended December 31, 1998 and
              From March 27, 1997 (Inception) to December 31, 1997

                         Class Z               Investor    Special
                         General   General     Limited     Limited
                         Partner   Partner     Partner     Partner      Total
                        --------- ----------- ----------- --------- -----------

 Contributions           $      1  $        -  $2,352,758  $      1  $2,352,760

 Additional
 acquisition costs        400,000           -      46,008         -     446,008

 Net Loss                     (11)          -    (112,511)      (11)   (112,533)
                        --------- ----------- ----------- ---------- -----------

 Balance at 12/31/1997    399,990           -   2,286,255       (10)  2,686,235
                        --------- ----------- ----------- ---------- -----------

 Net Loss                     (14)          -    (139,211)      (14)   (139,239)
                        --------- ----------- ----------- ---------- -----------
 Balance at 12/31/1998   $399,976           -  $2,147,044       (24) $2,546,996
                        ========= =========== =========== ========== ===========

                       See notes to financial statements.


                                    Page - 67

                             DALLAS/GLEN HILLS, L.P.

                            STATEMENTS OF CASH FLOWS

                    For the Year Ended December 31, 1998 and
              From March 27, 1997 (Inception) to December 31, 1997

                                                    1998             1997
                                                -------------    -------------
 Cash flows from operating activities:
  Net loss                                        $  (139,239)     $  (112,533)
                                                -------------    -------------
 Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Depreciation and amortization                       370,902          273,754
  Increase in accrued liabilities                      10,166          105,256
  Net security deposits received                       12,769            7,064
  Increase (Decrease) in accounts payable             (21,795)          67,430
  Increase in tax and insurance escrows               (25,337)         (46,379)
  Increase (Decrease) in unearned rent                    (63)           9,577
  Increase in accounts receivable                      (5,252)               0
  Increase in other receivables                        (1,385)               0
  Increase in prepaid expenses                        (20,849)               0
  Increase in operating deficit escrow                (85,435)         (15,242)
                                                -------------    -------------
 Total adjustments                                    233,721          401,460
                                                -------------    -------------
 Net cash provided by operating activities             94,482          288,927
                                                -------------    -------------

 Cash flows from investing activities:
  Purchase of rental property                         (79,212)        (835,836)
  Additions to replacement reserves                   (32,516)        (210,185)
  Increase in other assets                                  0         (110,756)
  Withdrawals from reserve for replacements                 0          210,185
                                                -------------    -------------
 Net cash used in investing activities               (111,728)        (946,592)
                                                -------------    -------------

 Cash flows from financing activities:
  Proceeds from partner's capital contributions       140,846        2,211,912
  Increase in debt reduction escrow                         0       (1,500,000)
  Principal payments on long-term debt                (77,735)         (54,247)
                                                -------------    -------------
 Net cash provided by financing activities             63,111          657,665
                                                -------------    -------------

 Net change in cash and equivalents
 and balance at end of period                     $    45,865      $         0
                                                =============    =============


                       See notes to financial statements.


                                    Page - 68

                             DALLAS/GLEN HILLS, L.P.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and l997

NOTE 1 - NATURE OF BUSINESS AND ORGANIZATION
--------------------------------------------

  Dallas/Glen Hills, L.P. (the "Partnership") was formed in Texas on October 18, 1995 as a Limited Partnership and commenced operations on February 9, 1996. On March 27, 1997, the Partnership Agreement was amended to provide for the withdrawal or the reduction in ownership interest of the existing partners and the contribution of capital and the admittance of new partners. Under the terms of the Amended and Restated Agreement of Limited Partnership dated March 27, 1997, as subsequently amended, (the
  "Partnership Agreement"), the general partner is Glen Hills Homes For America, Inc. (the "General Partner"), the Class Z general partner is David
  H. Korb (the "Class Z General Partner"), the investor limited partner is Related Corporate Partners V, L.P. (the "Investor Limited Partner") and the special limited partner is Related Corporate SLP L.P. (the "Special Limited Partner").

  In view of the significance of the changes in ownership and financial position, the Partnership is being treated as a new accounting entity, and accordingly the Partnership established a new accounting basis, where appropriate, for its assets and liabilities based on the acquisition costs of the new partners as of March 27, 1997. The Partnership was organized to purchase, rehabilitate and operate the Willow Pond Apartment (formerly Glen Hills Apartments) project (the "Project") located in Dallas, Texas. The Project operates thereon 386 multi-family residential units for rental to low and moderate income tenants.

  The Project received an allocation of low income housing tax credits from the Texas Department of Housing and Community Affairs under Section 42 of the Internal Revenue Code of 1986, as amended. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

  Basis of Accounting
  -------------------

  The financial statements of the partnership are prepared on the accrual basis of accounting and in accordance with generally accepted accounting principles.

                                    Page - 69

                             DALLAS/GLEN HILLS, L.P.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)
-----------------------------------------------------------------

  Rental Property
  ---------------

  Land, buildings, furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

               Buildings                              27.5 years
               Furniture & fixtures                      7 years
               Computer equipment                        5 years

  Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

  Deferred Financing Costs
  ------------------------

  Costs directly associated with obtaining permanent debt financing are Deferred and are amortized over the term of the permanent loan on a straight-line basis over 15 years.

  Deferred Asset Management Fee
  -----------------------------

  Asset   management  fees paid to an affiliate  of the  limited partner for its services in monitoring the operations of the Project are amortized over the life of the 15 year agreement.

  Organization Costs
  ------------------

  Organization   costs  are  amortized  over  60 months using the  straight-line method.

  Income Taxes
  ------------

  No federal income taxes are payable by the Partnership and none have been provided in the accompanying financial statements. The partners are to include their respective share of Partnership income or loss in their seperate tax returns. The Partnership's tax returns are subject to examination by Federal taxing authorities. The tax law rules and regulations governing these returns is complex, technical and subject to varying interpretations. If an examination required the partnership to make adjustments, the profits or losses allocated to the partners would be adjusted accordingly. No such examination is currently in process.


                                    Page - 70

                             DALLAS/GLEN HILLS, L.P.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and l997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)
-----------------------------------------------------------------

  Rental Income
  -------------

  Rental income is recognized as rent becomes due. Rental payments received in advance are deferred until earned.

  Use of Estimates
  ----------------

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and cash equivalents
  -------------------------

  For purposes of the statement of cash flows, the Partnership considers all investments purchased with an original maturity of three months or less to be cash equivalents.

  Reclassification
  ----------------

  Certain amounts in 1997 have been reclassified to conform with the 1998 presentation.

NOTE 3 - LONG-TERM DEBT
-----------------------

  The Partnership entered into a mortgage loan agreement with Mellon Mortgage Company for $5,350,000 (the "Mortgage Loan") dated February 9, 1996. The Mortgage Loan bears interest at a rate of 8.25% per annum. Monthly principal and interest payments of $42,182 are payable until February 2011. The note matures on March 1, 2011, at which time, matures on March 1, 2011 the entire remaining outstanding principal and interest is due. The Mortgage Loan is collateralized by the Partnership's real property, personal property and other rights attached to the property. The Partnership has funded a debt reduction escrow account in the amount $1,500,000 to be applied against the outstanding loan balance upon refinancing.

                                    Page - 71

                             DALLAS/GLEN HILLS, L.P.
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 3 - LONG-TERM DEBT- (Continued)
------------------------------------

  The Mortgage Loan agreement requires "all-risk" insurance policies to be maintained in an amount not less than the full insurable value of the property on a replacement cost basis. Aggregate projected maturities of long-term debt for the next five years are as follows:

               December 31,      1999                   $    84,396
                                 2000                        91,628
                                 2001                        99,480
                                 2002                       108,005
                                 2003                       117,260
                                 Thereafter               4,649,931
                                                      -------------
                                 Total                  $ 5,150,700
                                                      =============

NOTE 4 - CERTAIN PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP
-------------------------------------------------------------------

  Allocations of Profits, Losses, Cash Flow, and Tax Credits


  Tax credits are allocated 99.98% to the Investor Limited Partner, .01% to the Special Limited Partner and .01% to the General Partner.

  Subject to certain provisions, losses shall be allocated 99.98% to the Investor Limited Partner, .01% to the Special Limited Partner and .01% to the General Partner.

  Subject to certain provisions, profits other than those arising from a sale or refinancing transaction shall be allocated as follows to each partner (1) to the extent of prior allocations of losses (2) until the profits allocated to such partner equals the cash distributions made to such partners and to such partners and (3) an amount equal to the cash distributions that would have been made if the Partnership had available cash.

  Annual distributable cash flow shall be applied in the following order of priority:

  1. To repay loans payable to any partner other than the General Partner.
  2. To the General Partner in an amount equal to any unpaid  voluntary loans.
  3. Due to certain preclosing requirements, the Partnership and the Class Z General.


                                    Page - 72

                             DALLAS/GLEN HILLS, L.P.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 4 - CERTAIN PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP (Continued)
-------------------------------------------------------------------------------

  Partner were required to escrow, in the name of the Partnership, a debt reduction deposit of $1,500,000 to be used as a prepayment of the mortgage loan. This prepayment will be released to the mortgage lender upon the termination of a prepayment lock out and thereby reducing the mortgage by $1,500,000. Following the mortgage reduction, the Partnership has an obligation upon sale or refinancing to distribute $1,500,000 to the Class Z General Partner. In the event a refinancing is not completed, the Class Z General Partner is entitled to receive, from cash flow, payments toward the $1,500,000 plus interest. The Class Z General Partner has no property foreclosure rights.

  4. To pay any accrued but unpaid management fees.
  5. To the Special Limited Partner for accrued annual local administrative fees not to exceed $5,000 per year.
  6. To the General Partner to contractor fees of $30,000.
  7. To the General Partner, to the extent of 50% of remaining cash flow, the difference between any operating loans and any unpaid credit reduction payments.
  8. To the General Partner to pay the difference, if positive, between $88,614 and any unpaid credit reduction payments.
  9. To the General Partner to pay the difference between the Asset Management Fee and any unpaid credit reduction payments.
 10. To the extent of 40% of remaking cash flow, to the General Partner, the difference between the Supervisory Management Fee and any unpaid credit reduction payments.
 11. Of the remainder, 49.89% to the Investor Limited Partner, 50.1% to the General Partner and .01% to the Special Limited Partner.

  Net proceeds from a sale or refinancing transaction will be paid to the Class Z General Partner in an amount equal to the excess of (1) $1,500,000 plus accrued interest over (2) certain previous distributions. Any remaining net proceeds will be distributed according to specific provisions of the Partnership Agreement.

  Oversight Fee
  -------------

  Pursuant with terms of the First Amendment to the Amended and Restated Agreement of Limited Partnership, the Partnership paid an oversight fee of $140,846 to the General Partner in 1998. The oversight fee is consideration services provided by the General Partner in overseeing the 1998 operations of the Partnership.


                                    Page - 73

                             DALLAS/GLEN HILLS, L.P.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

NOTE 4 - CERTAIN PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP
-------------------------------------------------------------------

  Incentive Management Fee
  ------------------------

  The   Partnership   paid  a  $88,614  and  $38,630   non-cumulative  incentive
  management fee to the General Partner in 1998 and 1997, respectively, pursuant to terms of the Partnership Agreement.

  Supervisory Management Fee
  --------------------------

  The Partnership Agreement provides for a supervisory management fee equal to 40% of the Partnership's available cash flow as defined, payable to the General Partner, of which, $12,290 was paid during 1998.

  Asset Management Fee
  --------------------

  For its services in monitoring the o perations of the Project, the Partnership is obligated to pay the General Partner an amount equal to the lessor of (1) available cash flow as defined in the Partnership Agreement and
  (2) 1% of net rental income. $23,314 and $16,275 were paid during 1998 and 1997, respectively.

  In addition, the Partnership paid an affiliate of the Investor Limited Partner a $110,756 consulting monitoring fee during 1997 in consideration for its services in assisting the Partnership in acquiring the Project. This fee is classified as a deferred asset management fee on the accompanying balance sheet.

  Property Management Fee
  -----------------------

  Pursuant to terms of the Property Management Agreement, the General Partner is obligated to manage the operations of the apartment complex. The General Partner shall receive a management fee from the Partnership in an amount not to exceed 4% of net rental income. $93,257 and $27,095 were paid during 1998 and 1997, respectively.

  Operating Deficit Guarantee Agreement
  -------------------------------------

  On March 27, 1997 the Partnership executed a Operating Deficit Guaranty Agreement with the General Partner, whereby, the General Partner agreed to loan to the Partnership any funds required to fund operating dificits (as defined in the Agreement) of the Partnership incurred during the period commencing with the break-even date (as defined in the Agreement and ending on the third anniversary of the break-even date.


                                    Page - 74

                             DALLAS/GLEN HILLS, L.P.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31. 1998 and 1997

NOTE 4 - CERTAIN PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP (Continued)
-------------------------------------------------------------------------------


  The guarantee amount shall not exceed 10% of the Partnership's first Mortgage Loan, net of the balance in the deficit reduction escrow account. The General Partner funded the escrow account $81,044 and $15,242 during 1998 and 1997, respectively. The balance will be funded from available cash flow (as defined in the Partnership Agreement).

  Development Deficit Guaranty Agreement
  --------------------------------------

  The General Partner has entered into an agreement with the Limited Partners, whereby, at the option of the Limited Partners, the General Partner may be required to (1) purchase the interests of the L imited Partners upon the of certain events described in the Development Deficit Guaranty Agreement and
  (2) pay all expenses of operating and maintaining the apartment complex in excess of the gross collections to the extent necessary to maintain break-even operations until the break-even date (as defined in the Agreement).

  Replacement Reserve Escrows
  ---------------------------

  The General Partner is required under a Replacement Reserve Guaranty Agreement to fund a replacement reserve escrow each month during the guaranty month during the guaranty period to meet replacement reserve obligatinos. At December 31, 1998 and 1997, the Partnership held $103,366 and $70,850, respectively, in replacement reserves.

  Debt Reduction Escrow
  ---------------------

  On December 29, 1996, the Partnership entered into an escrow agreement with the Texas Department of Housing and Community Affairs (TDHCA), whereby, the Partnership placed $1,500,000 in a bank escrow account. The bank will deliver the entire balance to Mellon Mortgage Company in 1999 to be paid toward the principal balance of the Mortgage Loan. The funds are not to be disbursed without approval from TDHCA. The Partnership will disburse any interest earned on this escrow account to the Class Z General Partner.


                                    Page - 75

                            DALLAS/GLEN HILLS, L.P.
                          NOTES TO FINANCIAL STATEMENTS
                           December 3l, 1998 and 1997

NOTE 4 - CERTAIN PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP (Continued)
-------------------------------------------------------------------------------

  Guarantee of Tax Credits
  ------------------------

  Under the terms of the Partnership Agreement, the General Partner has the duty to use its best efforts to ensure that the Partnership qualifies for the maximum lawful low-income-housing tax credits. In the event that actual low-income-housing tax credits accruing t o the benefit of the Investment Limited credits accruing to the benefit of the Investment Limited Partner are less than the amount of credits that were projected at the formation of the Partnership, the additional contributions of capital otherwise required of the Investment Limited Partner may be reduced, or constructive advances deemed made, in accordance with applicable procedures contained within the Partnership Agreement.

NOTE 5 - CONCENTRATIONS OF RISK
-------------------------------

  The partnership leases residential units under leases, which require rent payments at the beginning of each month, some of which are subsidized under the HUD Section 8 program. Each tenant is also required to make a security deposit of a portion of one month's rent. Credit risk associated with the agreements is limited to the amount of rents receivable from tenants and HUD less security deposits.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES
------------------------------------------

  The General Partner provided certain construction management services to the Partnership and was paid a fee of $30,000 during 1997 for such services.

NOTE 7 - FAIR VALUES OF FINANCIAL INSTRUMENTS
---------------------------------------------

  The partnership's financial instruments consist of cash and notes payable. The partnership estimates that the fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the balance sheet. The estimated fair value in the accompanying balance sheet. The estimated fair value amounts have been determined by the partnership using available market information and
  appropriate   market  information  and  appropriate  valuation  methodologies.
  Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Partnership could realize in a current market exchange. None of the financial instruments are held for trading purposes.


                                    Page - 76

                    ITEM 4. AUDITED FINANCIAL STATEMENTS FOR
                 TVMJG 1996 - PUTNAM SQUARE LIMITED PARTNERSHIP
         (PUTNAM SQUARE APARTMENTS) FOR THE YEAR ENDED DECEMBER 31, 1998


                           Reznick Fedder & Silverman
            Certified Public Accountants o A Professional Corporation
        4520 EastWest Highway - Suite 300 - Bethesda, Maryland 20814-3319
                    Phone (301) 652-9100 - Fax (301) 652-1848

                          INDEPENDENT AUDITORS' REPORT

To the Partners
TVMJG 1996 - Putnam Square Limited Partnership

         We have audited the accompanying balance sheet of TVMJG 1996 - Putnam Square Limited Partnership as of December 31, 1998, and the related statements of operations, changes in partners' equity and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVMJG 1996 - Putnam Square Limited Partnership as of December 31, 1998, and the results of its operations, the changes in partners' equity and cash flows for the year ended December 31,1998, in conformity with generally accepted accounting principles.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Bethesda, Maryland
March 11, 1999

------------------------------------------------------------------------------

         Two Hopkins Plaza                 212 S.Tryon Street
             Suite 2100                        Suite 1180
      Baltimore, MD 21201-2911          Charlotte, NC 28281-8100
        Phone (410)783-4900               Phone (704)332-9100
         Fax (410)727-0460                 Fax (704)332-6444

        745 Atlantic Avenue              5607 Glenridge Drive
             Suite 800                         Suite 500
       Boston, MA 02111-2735            Atlanta, GA 30342-1376
        Phone (617)423-5855               Phone (404)847-9447
         Fax (617)423-6651                 Fax (404)847-9495


                                    Page - 77

                           TVMJG 1996 - Putnam Square
                               Limited Partnership
                                  BALANCE SHEET
                                December 31, 1998

                                     ASSETS

 INVESTMENT IN REAL ESTATE                                   $    45,000
 Land                                                          1,140,628
 Building                                                         63,000
                                                               ----------
 Personal property                                             1,248,628

 Accumulated depreciation                                       (110,889)
                                                               ----------
                                                               1,137,739
 OTHER ASSETS
 Cash                                        $    3,212
 Tenant security deposits - funded                6,602
 Accounts receivable - tenants                    5,945
 Prepaid expenses                                 3,477
 Organization costs, net of accumulated
 amortization of $12,380                         12,854           32,090
                                            ------------     ------------
                                                             $ 1,169,829
                                                             ============


                        LIABILITIES AND PARTNERS' EQUITY

LIABILITIES APPLICABLE TO INVESTMENT IN
REAL ESTATE
  Mortgage note payable                      $  400,000
  Accrued interest on mortgage payable           85,688
  Development note payable - general partner    200,000
  Accrued  interest on development note payable  36,516
  Note payable                                   13,000
  Accounts payable - acquisition                 31,553      $   766,757
                                               ---------

OTHER LIABILITIES
 Trade payables                                  27,368
 Tenant security deposits                         7,163           34,531
                                               ---------

 CONTINGENCY                                                           -

 PARTNERS' EQUITY                                                368,541
                                                             ------------

                                                             $ 1,169,829
                                                             ============


                                    Page - 78

                           TVMJG 1996 - Putnam Square
                               Limited Partnership
                             STATEMENT OF OPERATIONS

                          Year ended December 31, 1998


 Income
 Rental income                                           $    83,018
 Miscellaneous tenant income                                   6,833
 Interest income                                                  96
                                                         -----------
 Total                                                        89,947

 Expenses
 Administrative                      $   39,752
 Utilities                               33,798
 Operating and maintenance               18,615
 Taxes and insurance                     17,817
 Financial                               49,952
 Depreciation and amortization           43,837
                                     ----------

 Total                                                       203,771
                                                         -----------
 Net income (loss)                                       $  (113,824)
                                                         ===========


                       See notes to financial statements.


                                    Page - 79

                           TVMJG 1996 - Putnam Square
                               Limited Partnership
                    STATEMENT OF CHANGES IN PARTNERS' EQUITY
                          Year ended December 31, 1998



                                                       Investor
                                        General        Limited
                                        Partners       Partner        Total

 Partners' equity, December 31, 1997  $   (1,976)    $   375,914   $   373,938

 Contributions                                 -         108,427       108,427

 Net income (loss)                        (1,138)       (112,686)     (113,824)
                                      -----------    ------------  ------------
 Partners' equity, December 31, 1998  $   (3,114)    $   371,655   $   368,541
                                      ===========    ============  ============


                       See notes to financial statements.


                                    Page - 80

                           TVMJG 1996 - Putnam Square
                               Limited Partnership
                             STATEMENT OF CASH FLOWS
                          Year ended December 31, 1998

 Cash flows from operating activities
 Net income (loss)                                       $ (113,824)
 Adjustments to reconcile net income (loss) to net
 cash provided (used) by operating activities
 Depreciation                                                38,790
 Amortization                                                 5,047
 (Increase) decrease in assets
 Rents receivable                                            (3,371)
 Prepaid expenses                                            (3,477)
 Organizational costs                                        (5,234)
 Increase (decrease) in liabilities
 Accounts payable                                            (8,779)
 Accrued interest                                            46,000
 Tenant security deposits - net                              (2,276)
                                                         ----------
 Net cash provided (used) by operating activities           (47,124)
                                                         ----------
 Cash flows from investing activities
 Investment in rental property                              (59,591)
 Withdrawal from reserve for replacements                     1,500
                                                         ----------
 Net cash provided (used) by investing activities           (58,091)
                                                         ----------
 Cash flows from financing activities
 Capital contributions received                             108,427
                                                            -------
 Net cash provided (used) by financing activities           108,427
                                                            -------
 NET INCREASE (DECREASE) IN CASH                              3,212
 Cash, beginning                                                  -
                                                         ----------
 Cash, ending                                            $    3,212
                                                         ==========
 Supplemental disclosure of cash flow information
 Cash paid during the year for interest                  $    3,952
                                                         ==========


                       See notes to financial statements.


                                    Page - 81

                           TVMJG 1996 - Putnam Square
                               Limited Partnership

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The partnership was formed as a limited partnership under the laws of the State of Connecticut on February 2, 1996 for the purpose of acquiring, developing and operating a 18 unit rental housing project in Bridgeport, Connecticut.

The project has qualified and been allocated low-income housing credits pursuant to Internal Revenue Code Section 42 ("Section 42") which regulates the use of the project as to occupant eligibility and unit gross rent, among other requirements. The project must meet the provisions of these regulations during each of 30 consecutive years in order to remain qualified to receive the credits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

Rental Property

Investment in rental property is carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Buildings and improvements are depreciated over 40 years using the straight-line method. Equipment is depreciated over seven years using an accelerated method.

Amortization

Organization costs are amortized over 60 months using the straight-line method.

Income Taxes

No provision or benefit for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by, the partners individually.


                                    Page - 82

                           TVMJG 1996 - Putnam Square
                               Limited Partnership

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 1998

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Rental Income

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the partnership and the tenants of the property are operating leases.

NOTE B - MORTGAGE AND NOTE PAYABLE

The partnership is obligated under a $400,000 promissory note. The note bears interest at 8% per annum. Monthly payments of principal and interest of $3,087 are due to the extent of surplus cash as defined in the note. The note matures January 1, 2014 and is secured by an open-end mortgage deed and security agreement. During 1998, $32,000 of interest was charged to operations. As of December 31, 1998, the balance of the note and accrued interest was $400,000 and $85,688, respectively.

The liability of the partnership under the note is limited to the underlying value of the real estate collateral plus other amounts deposited with the lender.

The partnership is obligated under a promissory note to the general partner in the amount of $200,000 in connection with the development fee. The note bears interest at the rate of 7% per annum and is payable from cash flow as defined in the partnership agreement. The note matures December 31, 2006 and is unsecured. During 1998, $14,000 of interest was charged to operations. As of December 31, 1998, the balance of the note and accrued interest was $200,000 and $36,516.

The partnership is obligated under the terms of a promissory note in the amount of $13,000 for legal services provided in connection with the acquisition of the property. The note is unsecured, payable from future capital contributions and is noninterest bearing.

NOTE C - CAPITAL CONTRIBUTION

The partnership has one investor limited partner, U.S.A. Institutional Tax Credit Fund IV L.P., which has a 99% interest and one general partner, Putnam Homes for America Holdings, Inc., who has a 1% interest. The investor limited partner is responsible for capital contributions totaling $692,065 of which $12,117 is outstanding as of December 31,1998. The general partner is responsible for a $100 contribution, which is outstanding as of December 31, 1998.


                                    Page - 83

                            TVMJG 1996 - Putnam Square
                               Limited Partnership

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 1998

NOTE D - RELATED PARTY TRANSACTIONS

Development Fee

Pursuant to a development fee agreement, the partnership is obligated to pay a development fee of $200,000 to the general partner. The fee has been capitalized as part of buildings and improvements. As of December 31, 1998, the entire fee remains payable. The payment of the development fee has been deferred and the obligation to pay such fee is evidenced by a promissory note (see note B).

Partnership Administrative Fee

For its services in managing the operations of the partnership, the general partner earns an annual partnership administrative fee calculated as follows:
50% of net cash flow will be used to pay operating deficit loans, the net cash flow remaining 75% will be paid to the general partner as payment of the development fee and thereafter as a partnership administration fee up to a maximum of $40,000 per year. Such fee is cumulative. At December 31, 1998, no fee was earned.

Operating Deficit Guaranty

The general partner has agreed to fund operating deficits up to the date of achievement of break-even operations in an unlimited amount. Upon break-even and through the fifth anniversary of break-even operations the obligation is limited to $100,000.

Break-even operations is defined in the partnership agreement as the earlier date in which the following occurs: 1) three consecutive months in which cash revenue exceeds accrued operational expenses (on an accrual basis), debt-service, mortgage escrow deposits and reserve for replacements or 2) the date in which income from operations exceeds operational expenses for a twelve month period as reported in an annual audited financial statement of the partnership. As of December 31, 1998, break-even operations has not occurred and no operating deficit advance was required.


                                    Page - 84

                           TVMJG 1996 - Putnam Square
                               Limited Partnership

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 1998

NOTE E - RESERVE FOR REPLACEMENTS

The partnership agreement requires that a minimum of $200 per unit be deposited annually into a segregated bank account until such time as the reserve fund equals 5% of the mortgage loan. During 1998, no deposits into the reserve was made. As of December 31, 1998, the partnership's delinquent deposits to the reserve totaled $10,800.

NOTE F - OPERATING RESERVE FUND

An operating reserve fund is required to be funded from future capital contributions of the investor limited partner in the amount of $20,000. As of December 31, 1998, the reserve has not been funded.

NOTE G - PARTNERSHIP PROFITS, LOSSES AND DISTRIBUTIONS

All profits and losses are allocated 1% to the general partner and 99% to the investor limited partner.

Cash flow, as defined in the partnership agreement, is to be distributed as follows:

1. 50% to pay operating deficit loans.

2. 75% to the general partner as payment of the development note and thereafter as payment of the partnership administration fee.

3. 25% to the investor limited partner.

Beginning in 1996, to the extent that there is not sufficient cash flow to distribute at least $3,000 to the investor limited partner, the general partner or the management agent is required to fund the shortfall to the investor limited partner. No amount was funded or advanced in 1998.

Gain from a "capital transaction" is allocable as follows:

1. To all partners having negative balances in their capital accounts.

2. To each partner until the positive capital account balance is equal to the amount of cash available for distribution as a result of the transaction, as defined in the partnership agreement.


                                    Page - 85

                           TVMJG 1996 - Putnam Square
                               Limited Partnership

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 1998

NOTE G - PARTNERSHIP PROFITS, LOSSES AND DISTRIBUTIONS (Continued)

Loss from a capital transaction is allocable as follows:

1. To the partners in proportion their capital account balances.

2. To the partners to the extent that they bear an economic risk of such loss.

NOTE H - CONTINGENCY

The project's low income housing credits are contingent on its ability to maintain compliance with applicable sections of Section 42. Failure to maintain compliance with occupant eligibility, and/or unit gross rent, or to correct noncompliance within a specified time period could result in recapture of previously taken tax credits plus interest. In addition, such potential noncompliance may require an adjustment to the capital contributed by the investor limited partner.


                                    Page - 86

                            SUPPLEMENTAL INFORMATION


Statement of             U.S. Department of Housing and Urban Development
Profit and Loss          Office of Housing - Federal  Housing  Commissioner
                         OMB Approval No.2502-0052(exp.1/31/95)

Public Reporting Burden for this collection of information is estimated to average 1.0 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the Reports Management Officer, Office of Information Policies and Systems, U.S. Department of Housing and Urban Development, Washington, D.C.20410-3600, and to the Office of Management and Budget Paperwork Reduction.

Project (2502-0052), Washington. D.C.20503. Do not send this completed form to either of these addresses.

For Month/Period
Beginning: 1/1/1998  Ending: 12/31/98

 Part I   Description of Account         Account No.     Amount*
-------------------------------------------------------------------------------
          Apartments or Member Carrying
          Charges (Coops)                      5120    $ 83,018
          Tenant Assistance Payments           5121    $      -
Rental    Furniture and Equipment              5130    $      -
Income    Stores and Commercial                5140    $      -
 5100     Garage and Parking Spaces            5170    $      -
          Flexible Subsidy Income              5180    $      -
          Miscellaneous (Specify)              5190    $      -
          Tool Rent Revenue Potential
          at 100% Occupancy                                            $ 83,018
-------------------------------------------------------------------------------
          Apartments                           5220    $      -
          Furniture end equipment              5230    $      -
Vacancies Stores and Commercial                5240    $      -
  5200    Garage and Parking Spaces            5270           -
          Miscellaneous (Specify)              5290    $      -
          Total Vacancies                              $               $      -
          ---------------------------------------------------------------------
          Net Rental Revenue                                           $ 83,018
-------------------------------------------------------------------------------
          Elderly and Congregate
          Services Income-5300
          Total Service Income                 5300                    $      -
-------------------------------------------------------------------------------
          Interest Income - Project Operations 5410    $     96
Financial Income from Investments
  Revenue      - Residual Receipts             5430    $      -
   5400        - Reserve for Replacement       5440    $      -
               - Miscellaneous                 5490    $      -
          Total Financial Revenue                                      $     96
-------------------------------------------------------------------------------
          Laundry and Vending                  5910    $  1,723
          NSF and Late Charges                 5920    $    100
  Other   Damages and Cleaning Fees            5930    $      -
 Revenue  Forfeited Tenant Security Deposits   5940    $      -
  5900    Other Revenue (Specify)              5990    $  5,010

          Total Other Revenue                                          $  6,833
-------------------------------------------------------------------------------
          Total Revenue                                                $ 89,947
-------------------------------------------------------------------------------


                                   Page - 87

 Part I   Description of Account         Account No.     Amount*
-------------------------------------------------------------------------------
          Advertising                          6210    $      -
          Other Renting Expenses               6250    $    281
          Office Salaries                      6310    $      -
          Office Supplies                      6311    $  1,478
          Office or Model Apartment Rent       6312    $      -
  Admin.  Management Fee                       6320    $ 16,168
Expenses  Manager/Superintendent Salaries      6330    $      -
  6200/   Manager/Superintendent Rent Free     6331    $      -
  6300    Legal Expenses (Project)             6340      $2,925
          Auditing Expenses (Project)          6350      $3,000
          Bookkeeping Fees/Accounting Services 6351    $      -
          Telephone and Answering Services     6360    $      -
          Bad Debts                            6370    $ 14,540
          Miscellaneous Administrative         6390    $  1,360
          Total Administrative Expenses                               $  39,752
-------------------------------------------------------------------------------
          Fuel Oil/Coal                        6420    $      -
Utilities Electricity                          6450    $  6,957
 Expense  Water                                6451    $  9,851
  6400    Gas                                  6452    $ 13,074
          Sewer                                6453    $  3,916
          Total Utilities Expense                                     $  33,798
-------------------------------------------------------------------------------

 * All amounts must be rounded to the nearest dollar, $.50 and over, round up- $.49 and below round down.

Form HUD-92410(7/91) ref Handbook 4370.2


                                    Page - 88

 Part I      Description of Account         Account No.   Amount*
-------------------------------------------------------------------------------
             Janitor and Cleaning Payroll          6510   $      -
             Janitor and Cleaning Supplies         6515      2,829
             Janitor and Cleaning Contract         6517          -
             Exterminating Payroll/Contract        6519          -
             Exterminating Supplies                6520     11,683
             Garbage and Trash Removal             6525      3,142
             Security Payroll/Contract             6530          -
             Grounds Payroll                       6535          -
             Grounds Supplies                      6536          -
Operating/   Grounds Contract                      6537          -
Maintenance  Repairs Payroll                       6540          -
Expenses     Repairs Material                      6541          -
6500         Repairs Contract                      6542          -
             Elevator Maintenance/Contract         6545          -
             Heating/Cooling Repairs/Maintenance   6546        855
             Pool Maintenance/Contract             6547          -
             Snow Removal                          6548          -
             Decorating Payroll/Contract           6560          -
             Decorating Supplies                   6561          -
             Other                                 6570          -
             Miscellaneous Operating and
             Maintenance Expenses                  6590        106
             Total Operating and Maintenance
             Expenses                                                 $  18,615
--------------------------------------------------------------------------------
             Real Estate Taxes                     6710   $ 13,733
             Payroll Taxes(FICA)                   6711          -
             Miscellaneous Taxes, Licenses/Permits 6719        700
Taxes and    Property and Liability Insurance      6720      3,384
Insurance    Fidelity Bond Insurance               6721          -
6700         Workmen's Compensation                6722          -
             Health Insurance & Other Employee
             Benefits                              6723          -
             Other Insurance (Specify)             6729          -
             Total Taxes and Insurance                                $  17,817
--------------------------------------------------------------------------------
             Interest on Bonds Payable             6810   $      -
             Interest on Mortgage Payable          6820          -
Financial    Interest on Notes Payable (LT)        6830     46,000
Expenses     Interest on Notes Payable (ST)        6840          -
6800         Mortgage Insurance Premium/
             Service Charge                        6850          -
             Miscellaneous Financial Expenses      6890      3,952
             Total Financial Expenses                                 $  49,952
--------------------------------------------------------------------------------
Elderly/     Total Service Expenses                6900               $       -
Congregate   Total Cost of Operations Before
             Depreciation                                               159,934
Service      Profit (Loss) Before Depreciation                          (69,987)
Expenses     Depreciation (Total)  Amortization   6600                   43,837
6900         Operating Profit or (Loss)                               $(113,824)
--------------------------------------------------------------------------------
             Officer Salaries                      7110   $      -
Corporate/   Legal Expenses (Entity)               7120          -
Mortgagor    Taxes (Federal-State-Entity)          7130-32       -
Entity       Other Expenses (Entity)               7190          -
Expenses     Total Corporate Expenses
7100         Net Profit or (Loss)                                     $(113,824)

  ------------------------------------------------------------------------------


                                   Page - 89

Warning: HUD will prosecute false claims and statements. Conviction may result in criminal and/or civil penalties (18 U.S.C. 1001, 1010, 1012; 31 U.S.C. 3729,
3802) Miscellaneous or other Income and Expenses Sub-account Groups. If miscellaneous or other Income and/or expense sub-accounts (5190, 5290, 5490, 5990, 6390, 6590, 6729, 6890 and 7190) exceed the Account Groupings by 10% or more, attach a separate schedule describing or explaining the miscellaneous income or expense.

Part II

I. Total principal payments required under the mortgage, even if payments under a Workout Agreement are less or more than those required under the mortgage. NONE

2. Replacement Reserve deposits required by the Regulatory Agreement or Amendments thereto, even if payments may be temporarily suspended or waived. NONE

3 Replacement or Painting Reserve releases which are included as expense items on He Profit and Loss statement. NONE

4. Project Improvement Reserve Releases under the Flexible Subsidy Program that are included as expense items on this Profit and Loss statement. N/A


                                    Page - 90

           ITEM 5. INTRODUCTION TO PROFORMA STATEMENTS OF OPERATIONS
           ---------------------------------------------------------



The Pro Forma statement dated December 31, 1998 reflects the Company's results of operations on a pro forma basis assuming the Briar Meadows, Prairie Village, and Lakes Edge acquisitions were completed effective January 1, 1998.

The Pro Forma statement dated June 30, 1999 reflects the Company's results of operations on a pro forma basis assuming that the Lake's Edge acquisition was completed effective January 1, 1999.


                                   Page - 91

                    ITEM 6. PROFORMA STATEMENT OF OPERATIONS
              FOR THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 1998
              -----------------------------------------------------

                    Homes For America Holdings, Incorporated
                        Proforma Statement of Operations
                         Year Ending December 31, 1998
                                  (Unaudited)


                                As Reported       Briar         Prairie         Lakes             Adjustments            Pro Forma
                  :              12/31/98        Meadows        Village         Edge            DR             CR         12/31/98
                               ------------   ------------   ------------   ------------   ------------   -----------   ------------
Revenues

Rental Income                  $ 2,400,036    $   609,174    $   578,514    $ 2,771,455                                 $ 6,359,179
R.E. Development Fees            1,722,211              0              0                                                  1,722,211
Interest Income                     56,398              0              0                                                     56,398
Other Income                        55,222         18,000          6,500                                                     79,722
                               ------------   ------------   ------------   ------------                                ------------
Total Income                     4,233,867        627,174        585,014      2,771,455                                   8,217,510
                               ------------   ------------   ------------   ------------                                ------------


Expenses

Administrative Expenses          1,227,421        127,047         72,000        645,225                   $   29,667      2,042,026
Maint. & Oper. Expenses            332,947         71,650        125,526        338,475                       33,926        834,672
Utilities                          554,915         96,000         50,000        363,981                                   1,064,896
Taxes and Insurance                201,506         56,400         86,500        384,232                                     728,638
Interest Expenses                  558,293         89,813        220,536      1,848,591                                   2,717,233
Depreciation & Amortization        415,665         47,580         38,316        693,939                                   1,195,500
                               ------------   ------------   ------------   ------------                  -----------   ------------
Total Expenses                   3,290,747        488,490        592,878      4,274,443                       63,593      8,582,965
                               ------------   ------------   ------------   ------------                  -----------   ------------


Income Before Minority             943,120        138,684         (7,864)    (1,502,988)                                   (429,048)


Minority Int. In Net Loss          243,503       (137,297)         7,785      1,487,958                                   1,601,949
                               ------------   ------------   ------------   ------------                                ------------

Income Before Prov. Inc. Tax.    1,186,623          1,387            (79)       (15,030)                                  1,172,901


Provision For Inc. Tax             398,700            466            (27)        (5,050)                                    394,089
                               ------------   ------------   ------------   ------------                                ------------

Net Income                     $   787,923    $       921    $       (52)   $    (9,980)                                $   778,812
                               ============   ============   ============   ============                                ============



Notes to Proforma Financial Statements as of December 31, 1998

(1) The company acquired the assets of Briar Meadows Apartments in Dallas, Texas at a cost of $ 1,050,000 and Prairie Village Apartments in Elkhart, Indiana at a cost of $ 804,000. The company also acquired the assets of Lakes Edge in North Miami, Florida at a cost of $15,106,423.

(2) Preparation of Proforma Financial Statements gives effect to the depreciation of fixed assets as if they were acquired at the beginning of the period. The Proforma Statements also contain adjustments to reflect the elimination of management fee expenses paid to a thrid party as if the transaction occurred at January 1, 1998.


                                    Page - 92

                    ITEM 7. PROFORMA STATEMENT OF OPERATIONS
                      FOR THE PERIOD ENDING JUNE 30, 1999
                      -----------------------------------

                    Homes For America Holdings, Incorporated
                        Proforma Statement of Operations
                           Period Ending June 30, 1999
                                  (Unaudited)


                                 As Reported       Lakes              Adjustments            Pro Forma
                                   6/30/99         Edge             DR             CR         12/31/98
                                 ------------   ------------   ------------   ------------   ------------

Revenues

Rental Income                    $ 1,775,430    $ 1,385,728                                  $ 3,161,158
R.E. Development Fees                 73,631                                                      73,631
Interest Income                          925                                                         925
Other Income                         901,338                                                     901,338
                                 ------------   ------------                                 ------------
Total Income                       2,751,324      1,385,728                                    4,137,052
                                 ------------   ------------                                 ------------


Expenses

Administrative Expenses              795,952        322,613                   $    69,286      1,049,279
Maint. & Oper. Expenses              282,701        169,238                                      451,939
Utilities                            371,507        181,991                                      553,498
Taxes and Insurance                  158,573        192,116                                      350,689
Interest Expenses                    318,896        924,296                                    1,243,192
Depreciation & Amortization          343,563        346,970                                      690,533
                                 ------------   ------------                  ------------   ------------
Total Expenses                     2,271,192      2,137,224                        69,286      4,339,130
                                 ------------   ------------                  ------------   ------------


Income Before Minority               480,132       (751,496)                                    (271,364)


Minority Int. In Net Loss            193,025        743,981                                      937,006
                                 ------------   ------------                                 ------------

Income Before Prov. Inc. Tax.        673,157         (7,515)                                     665,642


Provision For Inc. Tax               185,500         (2,071)                                     183,429
                                 ------------   ------------                                 ------------

Net Income                       $   487,657    $    (5,444)                                 $   482,213
                                 ============   ============                                 ============



Notes to Proforma Financial Statements as of June 30, 1999

(1) Preparation of Proforma Financial Statements gives effect to the depreciation of fixed assets as if they were acquired at the beginning of the period. The Proforma Statements also contain adjustments to reflect the elimination management expenses paid to a third party as if the transaction occurred at January 1, 1999.

(2) On June 30, 1999, Homes For America Holdings, Inc. acquired the 400-unit Lake's Edge apartments in North Miami, Florida at a cost of $15,106,423. This acquisition was accomplished through a wholly-owned subsidiary, Lakes Edge Homes Holdings, Inc. In conjunction with this acquisition, Lakes Edge Homes Holdings purchased 6.0% tax-exempt bonds for $14,025,000 and immediately sold them for $14,850,000, earning $825,000 on the transaction. Simultaneously, the Lake's Edge property was acquired for a purchase price of $14,850,000, financed by the tax-exempt bond debt. Total investment, including related acquisition costs, was $15,132,495. In addition to the $825,000 gain on the sale of bonds, the Company earned and recognized $73,631 in developer's fees.

                                    Page - 93

                                     PART III

                           ITEM 1. INDEX TO EXHIBITS
                           -------------------------

No.  Description
--------------------------------------------------------------------------------

3.1
     Articles of Incorporation

3.2
     By-Laws

10.1
     Agreement of Purchase and Sale of Partnership Interests in Dallas/Glen Hills, L.P. between David Korb and the Company dated September 16, 1996.

10.2
     Capital Note dated March 27, 1997 of Related Corporate partners V, L.P.

10.3
     Promissory Note dated March 21, 1997 of Glen Hills Homes for America, Inc.

10.4
     Promissory Note dated February 8, 1996 for a loan to Dallas/Glen Hills, L.P. from Hanover Capital Mortgage Corporation.

10.5
     Dallas/Glen Hills, L.P. First Amendment to Amended and Restated Agreement of Limited Partnership.

10.6
     First Amendment to TVMJG 1996 - Putnam Square Limited Partnership Seconded Amended and Restated Agreement of Limited Partnership.

10.6.1
     First Amendment to Certification and Agreement dated September 29, 1997.

10.6.2
     First Amendment to Partnership Administration Services Agreement dated September 29, 1997.

10.6.3
     Promissory Note dated April 26, 1996 between TVMJG 1996 - Putnam Square Limited Partnership and Donald Snyder.

10.6.4
     First Amendment to Commercial Promissory Note between TVMJG 1996 - Putnam Square Limited Partnership and Joseph Gall.

10.7
     Agreement   of   Purchase   and  Sale   dated   March  28,   1997   between
     Prairie-Middlebury Associates and the Company.

10.7.1
     Assignment of Agreement of Purchase and Sale dated July 24, 1997,  amending
     an  Agreement   of  Purchase  and  Sale  dated  March  28,  1997,   between
     Prairie-Middlebury Associates and the Company.

10.7.2
     Amended and Restated Agreement of Limited Partnership of Middlebury Elkhart, L.P. dated December 1, 1998


                                    Page - 94

No.  Description
--------------------------------------------------------------------------------

10.8
     Agreement of Purchase and Sale by and between BRE-N, Inc. and the Company dated July 13, 1998.

10.9
     Contract of Sale dated November 2, 1998 between Legato Investments, Inc. and the Company.

10.9.1
     Assignment   of  Contract   of  Sale  dated   December   1998   between
     Arlington/Homes For America, Inc. and the Company.

10.10
     Agreement of Purchase and Sale by and between the Company and William C. Mannix, DBA R. Mannix, Inc.

10.11
     Property Purchase Agreement dated March 24, 1999 between Lake's Edge Partners, L.P. and Lakes Edge-Homes Holdings, Inc.

10.12
     Promissory Note dated July 29, 1998 between the Company and William Kaplovitz, Jr.

10.13
     Consulting   Agreement  dated  August  1,  1998  between  the  Company  and
     International Business & Realty Consultants, L.L.C.

10.14
     Employment Agreement dated August 1, 1998 between the Company and Mr. Robert A. MacFarlane.

10.15
     Promissory  Note  dated June 23,  1999  between  the  Company  and  William
     Marovitz.

10.16
     Promissory Note dated June 28, 1999 between the Company and William Kaplovitz.

10.17
     Promissory Note dated March 3, 1999 between the Company and Actrade Capital, Inc.

10.18
     Joint Venture Agreement between the Company and MasterBuild, Inc.

10.19
     Convertible Promissory Note

10.20
     Purchase and Sale Agreement between the Company and Villa Americana Associates, Ltd., dated September 23, 1999

10.21
     Assignment and Assumption Agreement between the Company and Parkside Associates, Inc. (et. al.), dated October 26, 1999.

11
     Earnings Per Share.

16
     Letter on Change in Certifying Accountant.

21
     List of Subsidiaries

27.1
     Financial Data Schedule for the 12 Months Ending December 31, 1998.

27.2
     Financial Data Schedule for the 6 Months Ending June 30, 1999.


                                    Page - 95

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Homes For America Holdings, Inc.
                                            ------------------------------------
                                                     (Registrant)


                                            By:    /s/ Robert A. MacFarlane
                                                   -----------------------------

                                            Name:  Robert A. MacFarlane
                                                   -----------------------------

                                            Title: President
                                                   -----------------------------


Dated October 28, 1999


                                    Page - 96